                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration File No.: 333-68500-04


PROSPECTUS SUPPLEMENT
(To Prospectus dated January 25, 2002)


[JPMORGAN CHASE LOGO]


J.P. MORGAN CHASE CAPITAL X
$1,000,000,000
7.00% Capital Securities, Series J
(Liquidation amount $25 per capital security)
Fully and unconditionally guaranteed, to the extent described below, by

J.P. MORGAN CHASE & CO.
Distributions are payable quarterly, beginning May 15, 2002.

J.P. Morgan Chase Capital X, a subsidiary of J.P. Morgan Chase & Co., will issue the capital securities. J.P. Morgan Chase Capital X's only assets will be the subordinated debentures to be issued by J.P. Morgan Chase & Co. and having substantially the same payment terms as the capital securities. J.P. Morgan Chase Capital X can make distributions on the capital securities only if J.P. Morgan Chase & Co. makes interest payments on the subordinated debentures.


Distributions will accumulate from January 31, 2002. Distributions may be postponed for up to five years, but not beyond the maturity date of the subordinated debentures held by J.P. Morgan Chase Capital X. The subordinated debentures will mature on February 15, 2032. The capital securities may be redeemed in whole or in part at any time on or after February 15, 2007 or earlier upon certain events involving taxation or capital treatment as described in this prospectus supplement.

The subordinated debentures will be subordinated to all existing and future senior and subordinated debt of J.P. Morgan Chase & Co. and effectively subordinated to all liabilities of our subsidiaries. As a result, the capital securities also will be effectively subordinated to the same debt and liabilities.


J.P. Morgan Chase & Co. will guarantee the capital securities to the extent described in this prospectus supplement.


SEE "RISK FACTORS" BEGINNING ON PAGE S-6 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE CAPITAL SECURITIES.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


                           PRICE TO            UNDERWRITING   PROCEEDS
                           PUBLIC              COMMISSIONS    TO ISSUER
                       ----------------------- -------------- -----------------
Per Capital Security      $25(1)                   (2)        $25
----------------------    ------------------       ---        --------------
Total                     $1,000,000,000(1)        (2)        $1,000,000,000
----------------------    ------------------       ---        --------------

(1) Your purchase price will also include any distributions accrued on the capital securities since January 31, 2002.

(2) J.P. Morgan Chase & Co. will pay underwriting commissions of $0.7875 per capital security ($31,500,000 in total).


The capital securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

We expect to deliver the capital securities to investors through the book-entry facilities of The Depository Trust Company and its direct participants Euroclear and Clearstream on or about January 31, 2002.

Our affiliates, including J.P. Morgan Securities Inc., may use this prospectus supplement and the attached prospectus in connection with offers and sales of the capital securities in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

                                    JPMORGAN


A.G. EDWARDS & SONS, INC.                              DEUTSCHE BANC ALEX. BROWN
MERRILL LYNCH & CO.                                               MORGAN STANLEY
PRUDENTIAL SECURITIES                                       SALOMON SMITH BARNEY
UBS WARBURG                                                  WACHOVIA SECURITIES

January 25, 2002

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it.

     We are offering the capital securities for sale only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than its respective date.

                    --------------------------------------
                                TABLE OF CONTENTS




PROSPECTUS SUPPLEMENT

Summary ....................................   S-3
Risk Factors ...............................   S-6
J.P. Morgan Chase Capital X ................   S-8
J.P. Morgan Chase & Co. ....................   S-8
Capitalization .............................   S-10
Accounting Treatment .......................   S-11
Summary of Terms of Capital Securities......   S-11
Summary of Terms of Subordinated
 Debentures ................................   S-14
Guarantee of Capital Securities ............   S-17
Certain United States Federal Income
     Tax Consequences ......................   S-17
Underwriting ...............................   S-22
Validity of Securities .....................   S-24
Experts ....................................   S-24



PROSPECTUS
About this Prospectus ......................    2
Where You Can Find More
    Information ............................    3
J.P. Morgan Chase & Co. ....................    4
The Issuers ................................    4
Use of Proceeds ............................    5
Ratio of Earnings to Fixed Charges
   and Ratio of Earnings to
   Combined Fixed Charges and
   Preferred Stock Dividend
   Requirements ............................    5
Description of Preferred Securities ........    6
Global Preferred Securities;
   Book-Entry Issuance .....................   11
Description of Guarantees ..................   15
Description of Junior Subordinated
   Debentures ..............................   17
  ERISA Matters ............................   23
  Plan of Distribution .....................   25
  Legal Opinions ...........................   26
  Experts ..................................   26

                                     SUMMARY

       In this summary, we have highlighted certain information in this prospectus supplement and the attached prospectus. This summary may not contain all of the information that is important to you. To understand the terms of the capital securities and the related guarantees and subordinated debentures, as well as the considerations that are important to you in making your investment decision, you should carefully read this entire prospectus supplement and the attached prospectus. You should also read the documents we have referred you to in "Where You Can Find More Information" on page 3 of the attached prospectus.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

       This prospectus supplement summarizes the specific terms of the securities being offered and supplements the general descriptions set forth in the attached prospectus. This prospectus supplement may also update or supersede information in the attached prospectus. In the case of inconsistencies, this prospectus supplement will apply. Terms used but not defined in this prospectus supplement have the meanings indicated in the attached prospectus.

                     THE ISSUER AND J.P. MORGAN CHASE & CO.

       J.P. Morgan Chase Capital X, which we refer to as the "issuer", is a Delaware business trust. It was created for the sole purpose of issuing the 7.00% Capital Securities, Series J, which we refer to as the "capital securities", and engaging in the other transactions described in this prospectus supplement and the attached prospectus. The issuer trustees referred to on page 4 of the attached prospectus will conduct the business affairs of the issuer.

       J.P. Morgan Chase & Co., which we refer to as "J.P. Morgan Chase", "we" or "us", is a financial holding company. Through our subsidiaries, we conduct domestic and international financial services businesses. As of December 31, 2001, J.P. Morgan Chase had approximately $694 billion in assets and approximately $41 billion in stockholders' equity.

       Our principal executive office is located at 270 Park Avenue, New York, New York 10017. Our telephone number is (212) 270-6000.

                             THE CAPITAL SECURITIES

       Each capital security will represent an undivided beneficial ownership interest in the assets of the issuer.

       The issuer will sell the capital securities to the public and its common securities to J.P. Morgan Chase. The issuer will use the proceeds from those sales to purchase $1,030,927,850 aggregate principal amount of 7.00% Junior Subordinated Deferrable Interest Debentures, Series J, which are a series of the junior subordinated debentures referred to in the attached prospectus and which we refer to in this prospectus supplement as the "subordinated debentures." J.P. Morgan Chase will pay interest on the subordinated debentures at the same rates and on the same dates as the issuer makes payments on the capital securities. The issuer will use payments it receives on the subordinated debentures to make the corresponding payments on the capital securities.

DISTRIBUTIONS

       If you purchase capital securities, you will be entitled to receive cumulative cash distributions at the annual rate of 7.00% of the stated liquidation amount of $25 per capital security (the "liquidation amount"). Distributions will accumulate from January 31, 2002. The issuer will make distribution payments on the capital securities quarterly in arrears, on each February 15, May 15, August 15 and November 15, beginning May 15, 2002, unless those payments are deferred as described below.

DEFERRAL OF DISTRIBUTIONS

       We may elect, on one or more occasions, to defer the quarterly interest payments on the subordinated debentures for a period of up to 20 consecutive quarterly periods. In other words, we can declare one or more interest payment moratoriums on the subordinated debentures, each of which may last for up to five years. However, no interest deferral may (1) extend beyond the stated maturity date of the subordinated debentures or (2) begin during the existence of an event of default with respect to the subordinated debentures.

       If we exercise our right to defer interest payments on the subordinated debentures, the issuer will also defer distribution payments on the capital securities.

       Although you will not receive distribution payments on the capital securities if interest payments are deferred, interest will continue to accrue, compounded quarterly, on the subordinated debentures, and deferred interest payments will accrue additional interest. As a result, additional distributions will continue to accumulate on the deferred distributions at the annual rate of 7.00%, compounded quarterly.

       If we defer payments of interest on the subordinated debentures, the subordinated debentures will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred distributions on your capital securities in gross income for United States federal income tax purposes, prior to receiving any cash distributions.

REDEMPTION

       The issuer will redeem the capital securities and its common securities on February 15, 2032, the stated maturity date of the subordinated debentures. In addition, if we redeem or repay any subordinated debentures prior to their stated maturity date, the issuer will use the cash it receives to redeem, on a proportionate basis, an equal amount of capital securities and common securities.

       The redemption terms of the subordinated debentures are summarized below under "The Subordinated Debentures -- Redemption."

       Upon any redemption of the capital securities, you will be entitled to receive a redemption price equal to the liquidation amount of the capital securities redeemed, plus any accumulated and unpaid distributions to the date of redemption.

LIQUIDATION OF THE ISSUER AND DISTRIBUTION OF SUBORDINATED DEBENTURES TO
HOLDERS

       We may dissolve the issuer at any time, subject to our receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

       If we dissolve the issuer, after the issuer satisfies all of its liabilities as required by law, the issuer trustees will:

        o distribute the subordinated debentures to the holders of the capital securities; or

        o if the property trustee determines that a distribution of the subordinated debentures is not practical, pay the liquidation amount of the capital securities, plus any accumulated and unpaid distributions to the payment date, in cash.

BOOK-ENTRY

       The capital securities will be represented by one or more global securities registered in the name of and deposited with The Depository Trust Company ("DTC") or its nominee. This means that you will not receive a certificate for your capital securities and capital securities will not be registered in your name, except under certain limited circumstances described in the attached prospectus under the caption "Global Preferred Securities; Book-Entry Issuance".

LISTING OF THE CAPITAL SECURITIES

       The capital securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                           THE SUBORDINATED DEBENTURES

MATURITY AND INTEREST

       The subordinated debentures will mature on February 15, 2032. They will bear interest at the annual rate of 7.00% of their principal amount. Interest on the subordinated debentures will accrue from January 31, 2002. J.P. Morgan Chase will pay that interest quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning May 15, 2002.

RANKING

       The subordinated debentures will constitute one series of the junior subordinated debentures referred to in the attached prospectus and will be issued by J.P. Morgan Chase under the indenture referred to in the attached prospectus. The subordinated debentures will be unsecured and will rank junior to all of J.P. Morgan

Chase's senior debt. For a definition of "senior debt", see page 19 of the attached prospectus. Substantially all of our debt, other than other series of junior subordinated debentures previously issued or that we may issue in the future, constitutes senior debt.

CERTAIN PAYMENT RESTRICTIONS APPLICABLE TO J.P. MORGAN CHASE

       During any period in which we have elected to defer interest payments on the subordinated debentures, we generally may not make payments on our capital stock or on our debt securities or guarantees having the same rank as or ranking junior to the subordinated debentures, subject to certain limited exceptions.

REDEMPTION

       We may elect to redeem any or all of the subordinated debentures at one or more times on or after February 15, 2007. In addition, if certain changes occur relating to the tax or capital treatment of the capital securities, we may elect to redeem all, but not less than all, of the subordinated debentures. For a description of the changes that would permit such a redemption, see "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" below.

       If required under the Federal Reserve's capital rules, we will obtain the approval of the Federal Reserve prior to exercising the redemption rights described above.

EVENTS OF DEFAULT

       The following events are events of default with respect to the subordinated debentures:

        o we fail to pay interest within 30 days after the due date, subject to our right to defer interest payments; or

        o  we fail to pay principal or premium when due; or

        o we materially breach a covenant in the indenture and the breach continues for 90 days after notice by the trustee under the indenture or holders of at least 25% of the principal amount of the subordinated debentures; or

        o certain events occur involving our bankruptcy, insolvency or reorganization.

       Upon an event of default, the trustee under the indenture may declare all principal and interest on the subordinated debentures immediately due and payable. Under certain limited circumstances, the holders of a majority of the aggregate liquidation amount of capital securities may make that declaration or directly exercise certain rights and remedies under the indenture.

LISTING OF SUBORDINATED DEBENTURES UPON DISTRIBUTION TO HOLDERS

       If the issuer trustees distribute the subordinated debentures to holders of the capital securities upon liquidation of the issuer, we will use our best efforts to have the subordinated debentures listed or quoted on any stock exchange or quotation system on which the capital securities were listed at the time of the issuer's termination.

                         GUARANTEE BY J.P. MORGAN CHASE

       We will fully and unconditionally guarantee payment of amounts due under the capital securities on a subordinated basis and to the extent the issuer has funds available for payment of those amounts. We refer to this obligation as the "guarantee". However, the guarantee does not cover payments if the issuer does not have sufficient funds to make the distribution payments, including, for example, if we have failed to pay to the issuer amounts due under the subordinated debentures.

       As issuer of the subordinated debentures, we are also obligated to pay the expenses and other obligations of the issuer, other than its obligations to make payments on the capital securities.

                                  RISK FACTORS

       Before deciding whether to purchase any capital securities, you should pay special attention to the following risk factors.

SUBORDINATION OF SUBORDINATED DEBENTURES AND THE GUARANTEE

       Our obligations under the subordinated debentures and the guarantee are unsecured and rank junior in right of payment to all of our existing and future senior debt. This means that we cannot make any payments on the subordinated debentures or under the guarantee if we are in default on our senior debt. In addition, in the event of our bankruptcy, insolvency or liquidation, our assets must be used to pay off our senior debt in full before any payments may be made on the subordinated debentures or under the guarantee. Substantially all of our debt (other than approximately $4,439 million of debt having the same rank as the subordinated debentures) is senior debt.

       The indenture, the guarantee and the trust agreement with respect to the issuer and the capital securities do not limit our ability to incur additional secured or unsecured debt, including senior debt.

STATUS OF J.P. MORGAN CHASE AS A HOLDING COMPANY

       We are a holding company that conducts substantially all of our operations through subsidiaries. As a result, our ability to make payments on the subordinated debentures and the guarantee will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. Various legal limitations restrict the extent to which our subsidiaries may extend credit, pay dividends or other funds or otherwise engage in transactions with us or some of our other subsidiaries.

       In addition, our right to participate in any distribution of assets from any subsidiary, upon the subsidiary's liquidation or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that we are recognized as a creditor of that subsidiary. As a result, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries. You should look only to the assets of J.P. Morgan Chase as the source of payment for the subordinated debentures and the guarantee.

DEPENDENCE ON J.P. MORGAN CHASE'S PAYMENTS ON SUBORDINATED DEBENTURES; LIMITATIONS UNDER THE GUARANTEE

       The issuer's ability to make timely distribution and redemption payments on the capital securities is solely dependent on our making the corresponding payments on the subordinated debentures. In addition, the guarantee only guarantees that we will make distribution and redemption payments if the issuer had funds available to make the payments but failed to do so.

       If the issuer defaults on its payment obligations under the capital securities because we have failed to make the corresponding payments under the subordinated debentures, you will not be able to rely upon the guarantee for payment. Instead, you may institute a legal proceeding directly against J.P. Morgan Chase for enforcement of our payment obligations under the indenture and the subordinated debentures.

POTENTIAL ADVERSE MARKET PRICE AND TAX CONSEQUENCES OF DEFERRAL OF INTEREST PAYMENTS

       We currently do not intend to exercise our right to defer payments of interest on the subordinated debentures. However, if we exercise that right in the future, the market price of the capital securities is likely to be affected. As a result of the existence of our deferral right, the market price of the capital securities, payments on which depend solely on payments being made on the subordinated debentures, may be more volatile than the market prices of other securities that are not subject to optional deferrals.

       If we do defer interest on the subordinated debentures and you elect to sell capital securities during the period of that deferral, you may not receive the same return on your investment as a holder that continues to hold its capital securities until the payment of interest at the end of the deferral period.

       If we do defer interest payments on the subordinated debentures, you will be required to accrue income, in the form of original issue discount, for United States federal income tax purposes during the period of the deferral in respect of your proportionate share of the subordinated debentures, even if you normally report income when received and even though you will not receive the cash attributable to that income until after the end of the period of deferral. See "Certain United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount".

CAPITAL SECURITIES MAY BE REDEEMED AT ANY TIME UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

       Under certain circumstances, within 90 days after the occurrence of a Tax Event or a Capital Treatment Event, each of which terms is defined beginning at page S-16 below, we may elect to redeem the subordinated debentures in whole, but not in part. That redemption would cause a mandatory redemption of the capital securities at a redemption price equal to their liquidation amount plus accumulated and unpaid distributions. See "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" below.

POSSIBLE TAX LAW CHANGES MAY AFFECT THE CAPITAL SECURITIES

       On January 24, 2002, legislation was proposed that generally would deny the interest deduction for interest paid or accrued on debt instruments that are not included as liabilities in the certified annual report of an issuer. If this provision were to apply to the subordinated debentures, J.P. Morgan Chase would not be able to deduct interest payments on the subordinated debentures. This provision is proposed to be effective for debt instruments issued on or after the date of enactment of such legislation. Consequently, as drafted, the proposed legislation would not affect the capital securities or the subordinated debentures. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals will not adversely affect our ability to deduct interest on the subordinated debentures or otherwise affect the tax treatment of the transactions described in this prospectus supplement and the attached prospectus. The inability of J.P. Morgan Chase to deduct interest payments on the subordinated debentures as a result of such change would give rise to a Tax Event, which would permit us, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies, to redeem the subordinated debentures. The redemption of the subordinated debentures would cause a mandatory redemption of the capital securities at a redemption price equal to their liquidation amount plus accumulated and unpaid distributions and would constitute a taxable event to holders of the capital securities as described under "Certain United States Federal Income Tax Consequences -- Sales of Capital Securities." See "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" in this prospectus supplement and "Description of the Preferred Securities -- Redemption or Exchange" in the attached prospectus. See also "Certain United States Federal Income Tax Consequences -- Possible Tax Law Changes."

LIMITED VOTING RIGHTS

       As a holder of capital securities, you will have limited voting rights. You generally will not be entitled to vote to appoint, remove or replace the property trustee, the Delaware trustee or any administrative trustee, all of which will be appointed, removed or replaced by J.P. Morgan Chase. However, if an event of default occurs with respect to the subordinated debentures, you would be entitled to vote to remove, replace or appoint the property trustee and the Delaware trustee.

UNCERTAIN LIQUIDITY OF TRADING MARKET

       The capital securities have been approved for listing on The New York Stock Exchange, subject to official notice of issuance. We expect trading of the capital securities on the New York Stock Exchange to begin within 30 days after initial issuance of the capital securities. The underwriters for this offering have advised us that they intend to make a market in the capital securities prior to the date the capital securities begin trading on the New York Stock Exchange. However, the underwriters may discontinue market making at any time. Therefore, we cannot assure you as to the liquidity of the trading markets for the capital securities.

                          J.P. MORGAN CHASE CAPITAL X

       The issuer is a statutory business trust created under Delaware law in 2001. It is one of the issuers formed for the purposes and having the characteristics described under the caption "The Issuers" in the attached prospectus. The issuer will be governed by the trust agreement to be signed by J.P. Morgan Chase, as depositor, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee, and the administrative trustees named in the trust agreement.

       The issuer will not be subject to the reporting requirements of the Securities Exchange Act of 1934. As further described under the caption "Accounting Treatment" below, we will provide certain information regarding the issuer and the capital securities in the financial statements included in J.P. Morgan Chase's periodic reports to the SEC.

                            J.P. MORGAN CHASE & CO.


GENERAL

       We are a financial holding company incorporated under Delaware law in 1968. As of December 31, 2001, we had approximately $694 billion in assets and approximately $41 billion in stockholders' equity.

       We are a global financial services firm with operations in over 50 countries. Our principal bank subsidiaries are JPMorgan Chase Bank, a New York banking corporation headquartered in New York City and Chase Manhattan Bank USA, National Association, headquartered in Delaware. Our principal non-bank subsidiary is J.P. Morgan Securities Inc., our investment bank subsidiary.

       Our activities are internally organized, for management reporting purposes, into five major businesses: Investment Bank, Investment Management & Private Banking, Treasury & Securities Services, JPMorgan Partners and Retail & Middle Market Financial Services. We have presented a brief description of those businesses below.

INVESTMENT BANK

       The Investment Bank is a leading investment bank that meets the critical financial needs of corporations, financial institutions, governments and institutional investors around the world. The Investment Bank advises on corporate strategy and structure, raises capital, makes markets in financial instruments and offers sophisticated risk management services.

INVESTMENT MANAGEMENT & PRIVATE BANKING

       Our Investment Management & Private Banking businesses are leaders in the industry, with over $600 billion in global assets under management (excluding assets managed by other lines of business and assets attributable to our 45% interest in American Century Companies). Our Investment Management products and services, which we offer to a client base of public and private institutions and retail and high net worth investors, range from traditional cash management and equity and fixed income investments to alternative asset classes such as private equity and real estate. Our Private Banking business provides wealth management solutions for a global client base of high net worth individuals and families.

TREASURY & SECURITIES SERVICES

       Treasury & Securities Services maintains a leadership franchise in providing information and transaction processing services to a global client base of financial institutions, large and middle-market companies, and governments. Treasury & Securities Services includes our custody, cash management, trust and other fiduciary services businesses.

JPMORGAN PARTNERS

       JPMorgan Partners serves as our principal vehicle for private equity investing. It provides equity and mezzanine capital financing to companies throughout the business development life cycle.

RETAIL & MIDDLE MARKET FINANCIAL SERVICES

       Retail & Middle Market Financial Services serves more than 30 million consumers, small businesses and middle-market companies across the United States. Retail & Middle Market Financial Services offers a wide range of financial products and services, including regional banking, credit cards, mortgage and home finance and consumer finance services, through a diverse array of distribution channels, including the Internet and branch and ATM networks.

RECENT DEVELOPMENTS

       On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, or $0.34 per share, in the fourth quarter of 2000.

       For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

       As described in our press release, fourth quarter results were negatively affected by events at Enron Corporation and in Argentina, as well as by continued private equity losses at JPMorgan Partners. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

       Following the above-referenced earnings announcement, Standard & Poor's Rating Services revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative, citing as its reasons for the revision the above-referenced negative factors as well as negative revenue trends, a poor environment for our investment banking business and the uncertainties surrounding the Enron-related litigation.

       The litigation referred to above relates to an action initiated by us against several major insurance companies seeking payment under Enron-related surety bonds issued by those companies, and an action against Westdeutsche Landesbank ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. We intend to pursue these litigations vigorously and to seek full payment from the sureties and WLB. However, there can be no assurance as to the outcome of these litigations or of any other litigation or proceeding by or against J.P. Morgan Chase relating to Enron.

       Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the SEC and referred to under "Where You Can Find More Information" in the attached prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of J.P. Morgan Chase as of December 31, 2001 and as adjusted to give effect to the issuance of the capital securities and the subordinated debentures. You should also read our consolidated financial statements and the related notes, which are incorporated by reference.


                                                                       DECEMBER 31, 2001
                                                                   -------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                   ----------   ------------
                                                                   (UNAUDITED, IN MILLIONS)
Total long-term debt ...........................................    $39,183       $39,183
                                                                    -------       -------
Guaranteed Preferred Beneficial Interests in Junior Subordinated
 Deferrable Interest Debentures(a) .............................      4,439         5,439
Preferred Stock of Subsidiary(b) ...............................        550           550
                                                                    -------       -------
Stockholders' Equity

 Preferred Stock ...............................................      1,009         1,009
 Common Stock ..................................................      1,997         1,997
 Capital Surplus ...............................................     12,495        12,495
 Retained Earnings .............................................     26,993        26,993
 Accumulated Other Comprehensive Income ........................       (442)         (442)
 Treasury Stock, At Cost .......................................       (953)         (953)
                                                                    -------       -------
   Total Stockholders' Equity ..................................     41,099        41,099
                                                                    -------       -------
TOTAL CAPITALIZATION ...........................................    $85,271       $86,271
                                                                    =======       =======

----------

(a) Includes the net proceeds from the issuance of the following guaranteed preferred securities having the following total liquidation amounts: (1) $600 million issued by Chase Capital I; (2) $750 million issued by JPM Capital Trust I; (3) $400 million issued by JPM Capital Trust II; (4) $500 million issued by Chase Capital II; (5) $300 million issued by Chase Capital III; (6) $350 million issued by Chase Capital IV; (7) $200 million issued by Chase Capital V; (8) $250 million issued by Chase Capital VI; (9) $350 million issued by Chase Capital VII; (10) $250 million issued by Chase Capital VIII; (11) $500 million issued by J.P. Morgan Chase Capital IX; and
     (12) in the "as adjusted" column only, the capital securities being offered.

    The net proceeds from each above issuance, together with the amounts paid by J.P. Morgan Chase for the related common securities, were invested:

    1. by Chase Capital I in approximately $618.6 million principal amount of Series A junior subordinated debentures, which bear interest at the annual rate of 7.67% and which will mature on December 1, 2026;

    2. by JPM Capital Trust I in approximately $773.2 million principal amount of junior subordinated deferrable interest debentures, which bear interest at the annual rate of 7.54% and which will mature on January 15, 2027;

    3. by JPM Capital Trust II in approximately $412.4 million principal amount of junior subordinated deferrable interest debentures, which bear interest at the annual rate of 7.95% and which will mature on February 1, 2027;

    4. by Chase Capital II in approximately $515.5 million principal amount of Series B junior subordinated debentures, which bear interest at the annual floating rate of LIBOR plus .50% and which will mature on February 1, 2027;

    5. by Chase Capital III in approximately $309.3 million principal amount of Series C junior subordinated debentures, which bear interest at the annual floating rate of LIBOR plus .55% and which will mature on March 1, 2027;

    6. by Chase Capital IV in approximately $360.8 million principal amount of Series D junior subordinated debentures, which bear interest at the annual rate of 7.34% and which will mature on December 6, 2027;

    7. by Chase Capital V in approximately $206.2 million principal amount of Series E junior subordinated debentures, which bear interest at the annual rate of 7.03% and which will mature on March 31, 2028;

    8. by Chase Capital VI in approximately $257.7 million principal amount of Series F junior subordinated debentures, which bear interest at the annual floating rate of LIBOR plus .625% and which will mature on August 1, 2028;

    9. by Chase Capital VII in approximately $360.8 million principal amount of Series G junior subordinated debentures, which bear interest at the annual rate of 7.00% and which will mature on May 15, 2029;

    10. by Chase Capital VIII in approximately $257.7 million principal amount of Series H junior subordinated debentures, which bear interest at the annual rate of 8.25% and which will mature on July 15, 2030; and

    11. by J.P. Morgan Chase Capital IX in approximately $515.5 million principal amount of Series I junior subordinated debentures, which bear interest at the annual rate of 7.50% and which will mature on February 15, 2031.

    The issuer will invest the proceeds of the offering of the capital securities in approximately $1,031 million of subordinated debentures, which will bear interest at the annual rate of 7.00% and will mature on February 15, 2032. We own all of the common securities of each of Chase Capital I, JPM Capital Trust I, JPM Capital Trust II, Chase Capital II, Chase Capital III, Chase Capital IV, Chase Capital V, Chase Capital VI, Chase Capital VII, Chase Capital VIII and J.P. Morgan Chase Capital IX and will own all of the common securities of the issuer. The sole assets of each of the above trusts are (or, in the case of the issuer, will be) the respective debentures referred to above.

(b) Reflects the issuance of preferred stock in September 1996 by Chase Preferred Capital Corporation, a wholly owned subsidiary of JPMorgan Chase Bank, which has elected to be treated for United States federal income tax purposes as a real estate investment trust. This preferred stock will be redeemed on February 28, 2002.

                              ACCOUNTING TREATMENT

       The issuer will be treated as a subsidiary of J.P. Morgan Chase for financial reporting purposes, and the issuer's accounts will be included in our consolidated financial statements. In our future financial reports, we will

        o present the capital securities as part of a separate line item in our consolidated balance sheets;


        o include appropriate disclosures about the capital securities, the guarantee and the subordinated debentures in the notes to our consolidated financial statements; and

        o record distributions payable on the capital securities as an expense.


                               SUMMARY OF TERMS OF
                               CAPITAL SECURITIES

       The capital securities represent undivided beneficial ownership interests in the assets of the issuer and are a series of "preferred securities", as described in the attached prospectus.

       We have summarized below certain terms of the capital securities. This summary supplements the general description of the preferred securities contained in the attached prospectus. Any information regarding the capital securities contained in this prospectus supplement that is inconsistent with information in the prospectus will apply and will supersede the inconsistent information in the prospectus.

       This summary is not complete. You should also refer to the trust agreement, a form of which has been filed as an exhibit to the registration statement (Nos. 333-68500, 333-68500-01, 333-68500-02, 333-68500-03, 333-68500-04) of which this prospectus supplement and the attached prospectus are a part (the "registration statement").

DISTRIBUTIONS

       You will be entitled to receive quarterly distributions on the capital securities at the annual rate of 7.00% of the stated liquidation amount of each capital security ($25), which is the same as the interest rate payable on the subordinated debentures. The issuer will pay distributions quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning May 15, 2002. Distributions will be cumulative and will accumulate from January 31, 2002.

       On each distribution date, the issuer will pay the applicable distribution to the holders of the capital securities on the record date for that distribution date. As long as the capital securities remain in book-entry form, the record dates for the capital securities will be one business day prior to the relevant distribution date. For purposes of this prospectus supplement, "business day" means any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the property trustee or the debenture trustee is closed for business. If capital securities are not in book-entry form, the record date will be the first day of the month in which the relevant distribution date occurs.

       The period beginning on and including January 31, 2002 and ending on but excluding the first distribution date and each period after that period beginning on and including a distribution date and ending on but excluding the next distribution date is called a "distribution period". The amount of distributions payable for any distribution period will be computed on the basis of a 360-day year of twelve 30-day months.

       In the event that any distribution date would fall on a day that is not a business day, that distribution date will be postponed until the next day that is a business day and no additional distribution or other payment will accrue as a result of that postponement. However, if the postponement would cause the distribution date to fall in the next calendar year, the distribution date will instead be brought forward to the preceding business day.

       Interest on the subordinated debentures that is not paid on the applicable interest payment date will accrue additional interest, to the extent permitted by law, at the annual rate of 7.00%, compounded quarterly, from the relevant interest payment date. As a result, distributions on the capital securities that are not paid on the applicable distribution date will accumulate additional distributions. References to "distributions" in this prospectus supplement and the attached prospectus include those additional distributions.

DEFERRAL OF DISTRIBUTIONS

       If the subordinated debentures are not in default, we have the right, on one or more occasions, to defer payment of interest on the subordinated debentures for up to 20 consecutive distribution periods, but not beyond the stated maturity of the subordinated debentures. If we exercise this right, the issuer will also defer paying quarterly distributions on the capital securities during that period of deferral.

       Although no interest or distribution payments will be made during a period of deferral, interest on the subordinated debentures will continue to accrue and, as a result, distributions on the capital securities will continue to accumulate at the annual rate of 7.00%, compounded quarterly. References to "distributions" in this prospectus supplement and the attached prospectus include those additional distributions.

       Once we make all deferred interest payments on the subordinated debentures, we can once again defer interest payments subject to the limitations discussed above. As a result, there could be multiple periods of varying length during which you would not receive cash distributions on your capital securities.

       See "Summary of Terms of Subordinated Debentures -- Option to Defer Interest Payments" below.

REDEMPTION

       If we repay or redeem the subordinated debentures, in whole or in part, whether at stated maturity or earlier, the property trustee will use the proceeds of that repayment or redemption to redeem a total amount of capital securities and common securities equal to the amount of subordinated debentures redeemed. The redemption price will be equal to the aggregate liquidation amount of the capital securities and common securities, plus accumulated and unpaid distributions to the redemption date.

       If less than all capital securities and common securities are redeemed, the amount of each to be redeemed will be allocated proportionately based upon the total amount of capital securities and common securities outstanding.

       The property trustee will give holders of capital securities not less than 30 days' nor more than 60 days' notice prior to the date of any redemption of capital securities.

       See "Summary of Terms of Subordinated Debentures -- Redemption" for a description of the redemption terms of the subordinated debentures.

OPTIONAL LIQUIDATION OF ISSUER AND DISTRIBUTION OF SUBORDINATED DEBENTURES TO HOLDERS

       We may elect to dissolve the issuer at any time and, after satisfaction of the issuer's liabilities, to cause the property trustee to distribute the subordinated debentures to the holders of the capital securities and common securities. However, if then required under the Federal Reserve's capital rules, we will receive the approval of the Federal Reserve prior to making that election.

       We anticipate that any distribution of subordinated debentures would be through book-entry distribution of interests in one or more global securities under depositary arrangements similar to those applicable to the capital securities. See "Global Preferred Securities; Book-Entry Issuance" in the attached prospectus.

       Under current United States federal income tax law, and assuming, as expected, the issuer is treated as a grantor trust, a distribution of subordinated debentures in exchange for the capital securities would not be a taxable event to you. If, however, the issuer were subject to United States federal income tax with respect to income accrued or received on the subordinated debentures, the distribution of the subordinated debentures by the issuer would be a taxable event to the issuer and to you. See "Certain United States Federal Income Tax Consequences -- Distribution of Subordinated Debentures or Cash to Holders of Capital Securities" below.

LIQUIDATION VALUE

       Upon liquidation of the issuer, you would be entitled to receive $25 per capital security, plus accumulated and unpaid distributions to the date of payment. That amount would be paid to you in the form of a distribution of subordinated debentures, subject to specified exceptions. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution" in the attached prospectus.

SUBORDINATION OF COMMON SECURITIES

       The issuer will pay distributions on its common securities at the same rate and on the same distribution dates as the capital securities. However, if there is an event of default under the indenture, the issuer will not pay distributions on the common securities until all distributions on the capital securities have been paid in full. For a more detailed description of circumstances in which the capital securities will have a preference over the common securities, see "Description of Preferred Securities -- Subordination of Common Securities" in the attached prospectus.

EVENTS OF DEFAULT UNDER TRUST AGREEMENT

       For a description of the events of default under the trust agreement, as well as a summary of the remedies available as a result of those events of default, see "Description of Preferred Securities -- Events of Default; Notice" in the attached prospectus.

       An event of default with respect to the subordinated debentures also constitutes an event of default under the trust agreement and entitles the property trustee, as sole holder of the subordinated debentures, to declare the subordinated debentures due and payable under the indenture. For a more complete description of remedies available upon the occurrence of an event of default with respect to the subordinated debentures, see "Description of

Junior Subordinated Debentures -- Events of Default" and "Description of Junior Subordinated Debentures -- Enforcement of Rights by Holders of Preferred Securities" in the attached prospectus.

VOTING RIGHTS

       Except as described under "Description of Preferred Securities -- Voting Rights; Amendment of Each Trust Agreement," "Description of Guarantees -- Amendments" and "Description of Junior Subordinated Debentures -- Modification of Indenture" in the attached prospectus, or as otherwise required by law or the trust agreement, as an owner of capital securities, you will not have any voting rights.

BOOK-ENTRY ISSUANCE; ISSUANCE OF CERTIFICATED CAPITAL SECURITIES

       The capital securities will be represented by one or more global preferred securities registered in the name of DTC or its nominee, as described under "Global Preferred Securities; Book-Entry Issuance" in the attached prospectus. As described under that caption in the prospectus, you may elect to hold interests in the global preferred securities through either DTC (in the United States), or Clearstream Banking S.A. or Euroclear Bank S.A./N.V., as operator of Euroclear System ("Euroclear") (outside the United States), either directly if you are a participant in or customer of one of those systems, or indirectly through organizations that are participants in those systems.

                               SUMMARY OF TERMS OF
                             SUBORDINATED DEBENTURES

       We have summarized below certain terms of the subordinated debentures. This summary supplements the general description of the junior subordinated debentures contained in the attached prospectus. Any information regarding the subordinated debentures contained in this prospectus supplement that is inconsistent with information in the prospectus will apply and will supersede the inconsistent information in the prospectus.

       This summary is not complete. You should refer to the indenture, which has been filed as an exhibit to the registration statement. We anticipate that until the liquidation, if any, of the issuer, each subordinated debenture will be held by the property trustee in trust for the benefit of the holders of the capital securities and the common securities.

       The subordinated debentures will be a series of "junior subordinated debentures" under the indenture, as described in the attached prospectus. They will be unsecured and junior in right of payment to all of our senior debt, as described under "Description of Junior Subordinated Debentures -- Subordination" in the attached prospectus. Substantially all of our existing indebtedness is senior debt (other than approximately $4,439 million of junior subordinated debentures and other debt having the same rank as the junior subordinated debentures).

INTEREST RATE AND MATURITY

       The subordinated debentures will bear interest at the annual rate of 7.00% of their principal amount. Interest will be payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning May 15, 2002, and at maturity.

       The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months. An interest period for the subordinated debentures will be (1) the period beginning on and including January 31, 2002 and ending on but excluding the first interest payment date and
(2) each subsequent period beginning on and including an interest payment date and ending on but excluding the next interest payment date. In the event that any interest payment date would fall on a day that is not a business day, that interest payment date will be postponed until the next day that is a business day and no interest or other payment will accrue as a result of that postponement. However, if the postponement would cause the interest payment date to fall in the next calendar year, the interest payment date will instead be brought forward to the preceding business day.

       To the extent permitted by law, accrued interest that is not paid on the applicable interest payment date will bear additional interest from that date on the unpaid amount at the annual rate of 7.00%, compounded quarterly. References to "interest" in this prospectus supplement and the attached prospectus include quarterly interest payments and interest on unpaid amounts.

       The subordinated debentures will mature on February 15, 2032. If the maturity date of the subordinated debentures falls on a day that is not a business day, the amount due at maturity will be paid on the following business day, and no interest on that amount will accrue after the stated maturity date.

OPTION TO DEFER INTEREST PAYMENTS

       We may elect at one or more times to defer payment of interest on the subordinated debentures for up to 20 consecutive quarterly periods if the subordinated debentures are not in default. However, no deferral period may extend beyond the stated maturity date of the subordinated debentures.

       During each deferral period, interest will continue to accrue on the subordinated debentures, and, to the extent permitted by law, additional interest will accrue on the unpaid interest at the annual rate of 7.00%, compounded quarterly. At the end of each deferral period or, if earlier, upon redemption of the subordinated debentures, we will pay all accrued and unpaid interest on the subordinated debentures.

       We at any time may pay all or any portion of the interest accrued to that point during a deferral period.

       Once we pay all accrued and unpaid interest on the subordinated debentures, we can again defer interest payments on the subordinated debentures as described above.

       As described in more detail under the caption "Description of Junior Subordinated Debentures -- Covenants" in the attached prospectus, during any deferral period, we and our subsidiaries have agreed that, subject to the exceptions specified under that caption, we will generally not make payments on or redeem or repurchase J.P. Morgan Chase's capital stock or debt securities or guarantees having the same rank as or ranking junior to the subordinated debentures.

       We must notify the property trustee, the administrative trustees, the debenture trustee and, if the property trustee is not the sole holder of the subordinated debentures, the holders of the subordinated debentures, of our election to begin to defer interest payments. That notice must be given at least one business day prior to the earliest of:

        o the next date distributions on the capital securities and common securities would be payable in absence of the deferral election;

        o the date the administrative trustees are required to specify the record date for those distributions to the applicable stock exchange or quotation system on which the capital securities are then listed or quoted or to the holders of the subordinated debentures; and

        o one business day prior to that record date.


REDEMPTION

       At one or more times on or after February 15, 2007, we may, at our option, redeem some or all of the subordinated debentures at a redemption price equal to the principal amount of the subordinated debentures redeemed, plus all accrued and unpaid interest on those subordinated debentures to the date of redemption. The debenture trustee will mail notice of any such redemption to the holders of the subordinated debentures to be redeemed not less than 30 days' nor more than 60 days' prior to the redemption date. No interest will accrue on the subordinated debentures called for redemption on or after the redemption date.

       In addition, we may, subject to certain conditions, redeem all, but not less than all, of the subordinated debentures within 90 days after the occurrence of a Tax Event or Capital Treatment Event. See "-- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" below.

       If required under applicable capital guidelines or policies, we will obtain the prior approval of the Federal Reserve before effecting any redemption.

       The issuer will use the proceeds of any redemption of the subordinated debentures to redeem the capital securities and common securities. The redemption price for any redemption of the subordinated debentures will be equal to the principal amount of the subordinated debentures being redeemed, plus accrued and unpaid interest on those subordinated debentures to the date of redemption.

       The subordinated debentures are not subject to any sinking fund.

DISTRIBUTION OF SUBORDINATED DEBENTURES

       As described above, the subordinated debentures may be distributed in exchange for the capital securities upon dissolution and liquidation of the issuer, after satisfaction of the issuer's liabilities to its creditors. See "Summary of Terms of Capital Securities -- Optional Liquidation of Issuer and Distribution of Subordinated Debentures to Holders" above.

       If the subordinated debentures are distributed to the holders of capital securities, we anticipate that the depositary arrangements for the subordinated debentures will be substantially identical to those in effect for the capital securities. See "Global Preferred Securities; Book-Entry Issuance" in the attached prospectus.

       If the subordinated debentures are distributed to the holders of capital securities, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or any other stock exchange or quotation system on which the capital securities are then listed or quoted.

CONDITIONAL RIGHT TO REDEEM UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

       At any time within 90 days after a Tax Event or a Capital Treatment Event, we will have the right to redeem all, but not less than all, of the subordinated debentures at a redemption price equal to their principal amount plus accrued and unpaid interest to the redemption date.

       For purposes of the above, a "Tax Event" means the receipt by the issuer or J.P. Morgan Chase of an opinion of counsel experienced in such matters to the effect that, as a result of:

        o any amendment to or change in the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein that is enacted or becomes effective after the initial issuance of the Capital Securities;

        o any proposed change in those laws or regulations that is announced after the initial issuance of the capital securities; or

        o any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the capital securities;

there is more than an insubstantial risk that:

        o the issuer is, or within 90 days of the date of that opinion will be, subject to United States federal income tax with respect to income received or accrued on the subordinated debentures;

        o interest payable by us on the subordinated debentures is not, or within 90 days of the date of that opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

        o the issuer is, or within 90 days of the date of that opinion will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

       For purposes of the above, "Capital Treatment Event" means the reasonable determination by J.P. Morgan Chase that, as a result of:

        o any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the capital securities;

        o any proposed change in those laws or regulations that is announced after the initial issuance of the capital securities; or

        o any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the capital securities;

there is more than an insubstantial risk that J.P. Morgan Chase will not be entitled to treat an amount equal to the liquidation amount of the capital securities as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable.

                                  GUARANTEE OF
                               CAPITAL SECURITIES

       Under the guarantee, J.P. Morgan Chase will guarantee certain payment obligations of the issuer. For a description of the terms of our guarantee, see "Description of Guarantees" in the attached prospectus. The trust agreement provides that, by your acceptance of capital securities, you agree to the provisions of the guarantee and the indenture.

                          CERTAIN UNITED STATES FEDERAL
                             INCOME TAX CONSEQUENCES

       In the opinion of Simpson Thacher & Bartlett, special tax counsel to J.P. Morgan Chase and the issuer, the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of capital securities. Unless otherwise stated, this summary deals only with capital securities held as capital assets by United States Persons who purchase the capital securities upon original issuance at their original issue price.

       As used in this summary, a "United States Person" means a person that for United States federal income tax purposes is:

        o a citizen or resident of the United States;

        o a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

        o an estate the income of which is subject to United States federal income taxation regardless of its source; or

        o a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

       Your tax treatment may vary depending on your particular situation. This summary does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as:

        o financial institutions;

        o real estate investment trusts;

        o regulated investment companies;

        o insurance companies;

        o dealers in securities or currencies;

        o tax-exempt investors;

        o persons holding capital securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

        o traders in securities that elect the mark-to-market method of accounting for their securities holdings; or

        o United States persons holding capital securities whose "functional currency" is not the U.S. dollar.

In addition, this summary does not include any description of the following, either of which may be applicable to you:

        o alternative minimum tax consequences; or

        o the tax laws of any state, local or foreign government.

       Futhermore, if a partnership holds the capital securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the capital securities, you should consult your own tax advisors.

       This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code and those regulations, as of the date of this prospectus supplement. All of the authorities on which this summary is based are subject to change at any time, possibly on a retroactive basis.

       In addition, the authorities on which this summary is based are subject to various interpretations. The opinions of Simpson Thacher & Bartlett are not binding on the Internal Revenue Service ("IRS") or the courts, either of which could disagree with the explanations or conclusions contained in this summary. No rulings have been or will be sought from the IRS with respect to the transactions described in this prospectus supplement and the attached prospectus. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed in this summary or that a court would not sustain such a challenge. Nevertheless, Simpson Thacher & Bartlett has advised us that they believe that, if challenged, the opinions expressed in this summary would be sustained by a court with jurisdiction in a properly presented case. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, AS WELL AS THE CONSEQUENCES TO YOU UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

CLASSIFICATION OF THE ISSUER

       In connection with the issuance of the capital securities, Simpson Thacher & Bartlett is of the opinion that, under current law and assuming compliance with the terms of the trust agreement, and based on certain facts and assumptions contained in its opinion, the issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, for United States federal income tax purposes, you generally will be treated as owning an undivided beneficial interest in the subordinated debentures and required to include in your gross income your pro rata share of the interest income or original issue discount that is paid or accrued on the subordinated debentures. See "-- Interest Income and Original Issue Discount" below.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

       J.P. Morgan Chase, the issuer and you, by your acceptance of a beneficial ownership interest in a capital security, agree to treat the subordinated debentures as indebtedness for all United States tax purposes. In connection with the issuance of the subordinated debentures, Simpson Thacher & Bartlett is of the opinion that, under current law, and based on certain representations, facts and assumptions set forth in its opinion, the subordinated debentures will be classified as indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

       We anticipate that the subordinated debentures will not be issued with an issue price that is less than their stated redemption price at maturity. Thus, except as discussed below, the subordinated debentures will not be subject to the special original issue discount ("OID") rules, at least upon initial issuance. You will generally be taxed on the stated interest on the subordinated debentures as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting.

       If, however, we exercise our right to defer payments of interest on the subordinated debentures, the subordinated debentures will become OID instruments at that time. In that case, you will be subject to special OID rules described below. Once the subordinated debentures become OID instruments, they will be taxed as OID instruments for as long as they remain outstanding.

       Under the OID economic accrual rules, the following occurs:

        o regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the subordinated debentures using the constant-yield-to-maturity method of accrual described in
          Section 1272 of the Code;

        o the actual cash payments of interest you receive on the subordinated debentures would not be reported separately as taxable income;

        o any amount of OID included in your gross income, whether or not during a deferral period, with respect to the capital securities will increase your tax basis in those capital securities; and

        o the amount of distributions that you receive in respect of that accrued OID will reduce your tax basis in those capital securities.

       The United States Treasury regulations dealing with OID and the deferral of interest payments have not yet been addressed in any rulings or other interpretations by the IRS. It is possible that the IRS could assert that the subordinated debentures were issued initially with OID. If the IRS were successful, regardless of whether we exercise our option to defer payments of interest on the subordinated debentures, you would be subject to the special OID rules described above.

       Because the subordinated debentures are debt for tax purposes, you will not be entitled to a dividends-received deduction with respect to any income you recognize with respect to the capital securities.

DISTRIBUTION OF SUBORDINATED DEBENTURES OR CASH TO HOLDERS OF CAPITAL
SECURITIES

       As described under the caption "Summary of Terms of Capital Securities -- Optional Liquidation of Issuer and Distribution of Subordinated Debentures to Holders" above, the subordinated debentures held by the issuer may be distributed to you in exchange for your capital securities when the issuer is liquidated. Under current law, this type of distribution from a grantor trust would not be taxable. Upon a distribution, you will receive your proportional of the subordinated debentures previously held indirectly through the issuer. Your holding period and aggregate tax basis in the subordinated debentures will equal the holding period and aggregate tax basis that you had in your capital securities before the distribution. If, however, the issuer is treated as an association taxable as a corporation, a Tax Event will occur. If we elect to distribute the subordinated debentures to you at this time, the distribution would be taxable to the issuer and to you.

       We also have the option to redeem the subordinated debentures and distribute the resulting cash in liquidation of the issuer. This redemption would be taxable as described below in "-- Sales of Capital Securities." Further, in other circumstances described under "Summary of Terms of Subordinated Debentures -- Redemption" and "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event", we may redeem the subordinated debentures and distribute cash in liquidation of the issuer. This redemption for cash would also be taxable as described below in "-- Sales of Capital Securities."

       If you receive subordinated debentures in exchange for your capital securities, you would accrue interest in respect of the subordinated debentures received from the issuer in the manner described above under "-- Interest Income and Original Issue Discount."

SALES OF CAPITAL SECURITIES

       If you sell or redeem your capital securities, you will recognize gain or loss equal to the difference between:

        o your amount realized on the sale or redemption (less an amount equal to any accrued but unpaid interest that you did not previously include in income, which will be taxable as such); and

        o  your adjusted tax basis in the capital securities sold or redeemed.

       Your gain or loss will be a capital gain or loss and generally will be a long-term capital gain or loss if you have held your capital securities for more than one year. Long-term capital gains of individuals derived with respect to capital assets held for more than one year are subject to tax at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

       The following discussion only applies to you if you are not a United States Person. As discussed above, the capital securities will be treated as evidence of an undivided beneficial ownership interest in the subordinated debentures. See "-- Classification of the Issuer" above. As a result, under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

      (1) no withholding of United States federal income tax will be required with respect to the payment by us or any paying agent of principal or interest (which for purposes of this discussion includes any OID) to you on the capital securities (or the subordinated debentures) if you meet all of the following requirements:

       o you do not actually or constructively own 10% or more of the total combined voting power of all classes of J.P. Morgan Chase's voting stock within the meaning of Section 871(h)(3) of the Code and the regulations under that Section;

          o you are not a controlled foreign corporation related to J.P. Morgan Chase through stock ownership;

          o you are not a bank whose receipt of interest on the subordinated debentures is described in Section 881(c)(3)(A) of the Code; and

          o you satisfy the statement requirement, described generally below, set forth in Section 871(h) and Section 881(c) of the Code and the regulations under those sections; and

          (2) no withholding of United States federal income tax generally will be required with respect to any gain you realize upon the sale or other disposition of the capital securities (or the subordinated debentures).

     To satisfy the requirements referred to in (1) above, you must either

          o provide your name and address, and certify, under penalties of perjury, that you are not a United States Person; this certification may be made on an IRS Form W-8BEN or a successor form; or

          o if you hold your capital securities through certain foreign intermediaries, satisfy the certification requirements of applicable United States Treasury regulations.

     Special certification rules apply to holders that are pass-through entities.

     If you cannot satisfy the requirements of the "portfolio interest" exception described in (1) above, payments of premium, if any, and interest (including OID) made to you will be subject to a 30% United States withholding tax unless you provide us or our paying agent, as the case may be, with one of the following properly executed forms:

          o IRS Form W-8BEN or a successor form claiming an exemption from or reduction of withholding tax under the benefit of an applicable tax treaty; or

          o IRS Form W-8ECI or a successor form stating that interest paid on the capital securities (or the subordinated debentures) is not subject to this withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest on the capital securities (or the subordinated debentures) is effectively connected with the conduct of your trade or business, you will be subject to United States federal income tax on that interest on a net income basis in the same manner as if you were a United States Person. However, you will not be subject to the withholding described above, as long as you provide a properly executed Form W-8ECI as described above.

     In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable tax treaty) of your effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, that interest would be included in your earnings and profits.

     You will generally not be subject to United States federal income tax on any gain you realized upon a sale or other disposition of the capital securities (or the subordinated debentures) unless:

          o the gain is effectively connected with your trade or business in the United States, or

          o you are an individual and are present in the United States for 183 days or more in the taxable year of that sale, exchange or retirement, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Income on the capital securities held of record by United States Persons (other than corporations and other exempt holders) will be reported annually to those holders and to the IRS. That income will be reported to you on Form 1099, which should be mailed to the holders of record prior to January 31 following each calendar year.

     "Backup withholding" at a rate not to exceed 31% will apply to payments of interest to non-exempt United States Persons unless you:

          o furnish your taxpayer identification number in the manner prescribed in applicable United States Treasury regulations;

       o      certify that the number is correct;

       o      certify as to no loss of exemption from backup withholding; and

       o      meet certain other conditions.

       In general, no information reporting or backup withholding will be required with respect to payments made by the issuer to non-United States Persons if a statement described in (1) under "Non-United States Holders" has been received and the payor does not have actual knowledge that you are a United States Person.

       In addition, backup withholding may apply to the payment of proceeds from the disposition of capital securities (or subordinated debentures) within the United States or conducted through certain United States-related financial intermediaries unless the statement described in (1) under "Non-United States Holders" has been received and the payor does not have actual knowledge that you are a United States Person or you otherwise establish an exemption.

       Any amounts withheld from you under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS.

POSSIBLE TAX LAW CHANGES

       Legislation proposed on January 24, 2002 contains a provision that generally would deny the interest deduction for interest paid or accrued on debt instruments that are not included as liabilities in the certified annual report of an issuer. This provision is proposed to be effective for debt instruments issued on or after the date of enactment of that legislation. Therefore, as drafted, the proposed legislation would not affect the capital securities or subordinated debentures. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals will not adversely affect our ability to deduct interest on the subordinated debentures or otherwise affect the tax treatment of the transactions described in this prospectus supplement and the attached prospectus. The inability of J.P. Morgan Chase to deduct interest payments on the subordinated debentures as a result of such change would give rise to a Tax Event, which would permit us, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies, to redeem the subordinated debentures. The redemption of the subordinated debentures would cause a mandatory redemption of the capital securities at a redemption price equal to their liquidation amount plus accumulated and unpaid distributions and would constitute a taxable event to holders of capital securities as described under "-- Sales of Capital Securities" above. See "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" in this prospectus supplement and "Description of the Preferred Securities -- Redemption or Exchange" in the attached prospectus.

                                  UNDERWRITING

     J.P. Morgan Chase, the issuer and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the capital securities. In the underwriting agreement, the issuer has agreed to sell to each underwriter, and each underwriter has agreed to purchase from the issuer, the number of capital securities set forth opposite its name below:


                                                                           NUMBER OF
                                                                            CAPITAL
                                 NAME                                      SECURITIES
                                 ----                                    -------------
       J.P. Morgan Securities Inc. ...................................     4,550,000
       A.G. Edwards & Sons, Inc. .....................................     4,000,000
       Deutsche Banc Alex. Brown Inc. ................................     4,000,000
       Merrill Lynch, Pierce, Fenner & Smith
            Incorporated .............................................     4,000,000
       Morgan Stanley & Co. Incorporated .............................     4,000,000
       Prudential Securities Incorporated ............................     4,000,000
       Salomon Smith Barney Inc. .....................................     4,000,000
       UBS Warburg LLC ...............................................     4,000,000
       First Union Securities, Inc. ..................................     4,000,000
       Bear, Stearns & Co. Inc. ......................................       300,000
       Goldman, Sachs & Co. ..........................................       300,000
       HSBC Securities (USA) Inc. ....................................       300,000
       Keefe, Bruyette & Woods, Inc. .................................       300,000
       Lehman Brothers Inc. ..........................................       300,000
       U.S. Bancorp Piper Jaffray ....................................       300,000
       Advest, Inc. ..................................................        75,000
       Robert W. Baird & Co. Incorporated ............................        75,000
       BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.         75,000
       Charles Schwab & Co., Inc. ....................................        75,000
       RBC Dain Rauscher .............................................        75,000
       Fahnestock & Co. Inc. .........................................        75,000
       Guzman & Company ..............................................        75,000
       Janney Montgomery Scott LLC ...................................        75,000
       Legg Mason Wood Walker, Incorporated ..........................        75,000
       McDonald Investments Inc. .....................................        75,000
       Morgan Keegan & Company, Inc. .................................        75,000
       Muriel Siebert & Co., Inc. ....................................        75,000
       NatCity Investments, Inc. .....................................        75,000
       Ormes Capital Markets, Inc. ...................................        75,000
       Quick & Reilly, Inc. ..........................................        75,000
       Raymond James & Associates, Inc. ..............................        75,000
       Sandler O'Neil & Partners, L.P. ...............................        75,000
       Stifel, Nicolaus & Company, Incorporated ......................        75,000
       SunTrust Capital Markets, Inc. ................................        75,000
       Utendahl Capital Partners, L.P. ...............................        75,000
       The Williams Capital Group, L.P. ..............................        75,000
       Wells Fargo Securities, LLC ...................................        75,000
                                                                           ---------
          Total ......................................................    40,000,000

       The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the capital securities from the issuer, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the capital securities if any are purchased.

       The underwriters have advised us that they propose to offer the capital securities to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the capital securities to selected dealers at the public offering price minus a selling concession of up to $0.50 per capital security. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to $0.45 per capital security to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

       In view of the fact that the issuer is using the proceeds from the sale of the capital securities to purchase the subordinated debentures, J.P. Morgan Chase has agreed that:

       o we will pay the underwriters compensation for their arrangement of that investment in an amount equal to $0.7875 per capital security; and

       o we will pay our expenses and the expenses of the issuer related to this offering, which we estimate will be $480,000.

       In addition, we and the issuer have agreed:

       o to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933; and

       o that until the closing of the sale of the capital securities, we will not, without the consent of the Underwriters, offer or sell any securities of the issuer or J.P. Morgan Chase that are substantially similar to the capital securities.

       The capital securities are a new issue of securities, and there is currently no established trading market for the capital securities. The capital securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. We expect trading of the capital securities on the New York Stock Exchange to begin within a 30-day period after the initial issuance of the capital securities. The underwriters have advised us that they intend to make a market in the capital securities prior to the date trading on the New York Stock Exchange begins. However, they are not obligated to do so and may discontinue any market making in the capital securities at any time in their sole discretion. Therefore, we cannot assure you as to the liquidity of the trading markets for the capital securities.

       In order to meet one of the requirements for listing the capital securities on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more of the capital securities to a minimum of 400 beneficial holders.

       We own directly or indirectly all the outstanding equity securities of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. may not make sales in this offering to any discretionary account without the prior written approval of the customer.

       J.P. Morgan Chase's affiliates, including J.P. Morgan Securities Inc., may use this prospectus supplement and the attached prospectus in connection with offers and sales of the capital securities in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to prevailing market prices at the time of sale.

       In connection with this offering, J.P. Morgan Securities Inc. may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the Underwriters. Stabilizing transactions involve bids to purchase the capital securities in the open market for the purpose of pegging, fixing or maintaining the price of the capital securities. Syndicate covering transactions involve purchases of the capital securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the capital securities originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the capital securities to be higher than it would otherwise be in the absence of those transactions. If J.P. Morgan Securities Inc. engages in stabilizing, syndicate covering transactions or penalty bids it may discontinue them at any time.

       Certain of the underwriters engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

       The issuer will deliver the capital securities to the underwriters at the closing of this offering when the underwriters pay the issuer the purchase price of the capital securities. The underwriting agreement provides that the closing will occur on January 31, 2002, which is four business days after the date of this prospectus supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

       First Union Securities, Inc. ("FUSI"), a subsidiary of Wachovia Corporation, conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus supplement, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of FUSI which may or may not be participating as a separate selling dealer in the distribution of the capital securities.

                             VALIDITY OF SECURITIES

       Richards, Layton & Finger, P.A., special Delaware counsel to J.P. Morgan Chase and the issuer, will opine on certain matters of Delaware law relating to the validity of the capital securities, the enforceability of the trust agreement and the formation of the issuer. Simpson Thacher & Bartlett, New York, New York, will opine on the validity of the guarantee and the subordinated debentures for J.P. Morgan Chase, and Cravath, Swaine & Moore, New York, New York, will opine on those matters for the underwriters. Simpson Thacher & Bartlett and Cravath, Swaine & Moore will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. Cravath, Swaine & Moore has represented and continues to represent us and our subsidiaries in a substantial number of matters on a regular basis. Simpson Thacher & Bartlett, as tax counsel, will opine on certain matters relating to the United States federal income tax considerations described in this prospectus supplement.

                                     EXPERTS

       The financial statements of J.P. Morgan Chase incorporated in this prospectus supplement by reference to its Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

PROSPECTUS


                                 $2,650,000,000


                          J.P. MORGAN CHASE CAPITAL X
                          J.P. MORGAN CHASE CAPITAL XI
                         J.P. MORGAN CHASE CAPITAL XII
                         J.P. MORGAN CHASE CAPITAL XIII



                              Preferred Securities
                    fully and unconditionally guaranteed by


                            J.P. MORGAN CHASE & CO.
                                270 Park Avenue
                            New York, New York 10017
                                 (212) 270-6000

                                   ---------

These securities may be offered from time to time, in amounts, on terms and at prices that will be determined at the time they are offered for sale. These terms and prices will be described in more detail in one or more supplements to this prospectus, which will be distributed at the time the securities are offered.


YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                                   ---------

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY OF THE SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                                   ---------

The securities may be sold to or through underwriters, through dealers or agents, directly to purchasers or through a combination of these methods. If an offering of securities involves any underwriters, dealers or agents, then the applicable prospectus supplement will name the underwriters, dealers or agents and will provide information regarding any fee, commission or discount arrangements made with those underwriters, dealers or agents.

                                   ---------
These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                                   ---------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  This prospectus is dated January 25, 2002

                             ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that J.P. Morgan Chase & Co. (which may be referred to as "we" or "us") and J.P. Morgan Chase Capital X, J.P. Morgan Chase Capital XI, J.P. Morgan Chase Capital XII and J.P. Morgan Chase Capital XIII have filed with the SEC using a "shelf" registration process. Under this shelf process, J.P. Morgan Chase Capital X, J.P. Morgan Chase Capital XI, J.P. Morgan Chase Capital XII or J.P. Morgan Chase Capital XIII, each of which we refer to as an "issuer", may sell a series of its preferred securities, guaranteed by our related guarantees, in one or more offerings up to a total dollar amount of $2,650,000,000. At the time of each issuance of a series of preferred securities, the issuer will invest the proceeds of the issuance and of our investment in the common securities of that issuer in a series of our junior subordinated debentures. This prospectus provides you with a general description of the preferred securities of the issuers and of the related guarantees and junior subordinated debentures.

       Each time preferred securities of an issuer are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. References to this prospectus or the prospectus supplement also mean the information contained in other documents we have filed with the SEC and have referred you to in this prospectus. If this prospectus is inconsistent with the prospectus supplement, you should rely on the prospectus supplement. You should read both this prospectus and any prospectus supplement together with any additional information that we refer you to as discussed under "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document which we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

       The SEC allows us to "incorporate by reference" in this prospectus the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, all reports that we file with the SEC after the date of the initial filing of the registration statement of which this prospectus is a part, and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the issuers sell all of the preferred securities:

o Annual Report on Form 10-K for the year ended December 31, 2000, as amended;

o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

o Current Reports on Form 8-K filed on January 4, 2001, January 24, 2001, January 31, 2001, April 5, 2001, April 27, 2001, June 6, 2001, July 20,
       2001, October 19, 2001, December 21, 2001, December 26, 2001 and January 18, 2002.

       You may request a copy of these filings at no cost by writing or telephoning J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, attention: Office of the Secretary, telephone (212) 270-6000.

       This prospectus does not contain or incorporate by reference any separate financial statements of the issuers. We do not believe that these financial statements are required because:

o all of the voting securities of the issuers will be owned, directly or indirectly, by us, a reporting company under the Securities Exchange Act of 1934, as amended;

o the issuers have no independent operations but exist for the sole purpose of issuing securities representing undivided beneficial ownership interests in their respective assets in exchange for junior subordinated debentures issued by us; and

o the obligations of the issuers under the preferred securities are guaranteed by us to the extent described in this prospectus.

As such, the issuers are not, and will not become, subject to the informational reporting requirements of the Securities Exchange Act of 1934.

       You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                            J.P. MORGAN CHASE & CO.

       We are a financial holding company headquartered in New York, New York.

       As of December 31, 2001, J.P. Morgan Chase had approximately $694 billion in assets and approximately $41 billion in stockholders' equity.

       Our principal executive office is located at 270 Park Avenue, New York, New York 10017 and our telephone number is (212) 270-6000.

                                  THE ISSUERS

PURPOSE AND OWNERSHIP OF THE ISSUERS

       Each of the issuers is a business trust recently organized under Delaware law by us and the trustees of the issuers. The issuers are being established solely for the following purposes:

o to issue and sell the preferred securities, which represent undivided beneficial ownership interests in the assets of each issuer, and to use the proceeds from that sale and the sale of the common securities referred to below, which also represent undivided beneficial ownership interests in the assets of each issuer, to purchase the corresponding junior subordinated debentures;

o to issue and sell the common securities to us in a total liquidation amount equal to not less than 3% of the total capital of each issuer; and

o to engage in other activities that are directly related to the activities described above, such as registering the transfer of the preferred securities.

       Because each issuer is being established only for the purposes listed above, the applicable series of junior subordinated debentures will be the sole assets of the applicable issuer, and payments under the junior subordinated debentures will be the sole source of income to that issuer.

       As issuer of the junior subordinated debentures, and as borrower, we will pay:

o all fees and expenses related to each issuer and the offering of each issuer's preferred securities; and

o      all ongoing costs, expenses and liabilities of the issuers.

       Each issuer will offer the preferred securities to you by use of this prospectus and an applicable prospectus supplement and we will retain all of the common securities. The common securities will rank equally with the preferred securities, except that the common securities will be subordinated to the preferred securities to the extent and under the circumstances described below under "Description of Preferred Securities--Subordination of Common Securities."

       Each issuer will have a term of approximately 55 years but may dissolve earlier as provided in the applicable trust agreement.

       For so long as the preferred securities remain outstanding, we will promise:

o not to voluntarily dissolve, wind-up, liquidate or be terminated, except as permitted by the relevant trust agreement;

o      to own directly or indirectly all of the common securities; and

o to use our reasonable efforts to cause the relevant issuer not to be classified as other than a grantor trust for United States federal income tax purposes.


THE TRUSTEES

       Each issuer's business and affairs will be conducted by its four trustees: the property trustee, the Delaware trustee and two administrative trustees. We refer to these trustees collectively as the "issuer trustees." In each case, the two administrative trustees of each issuer will be individuals who are our employees. The property trustee of each issuer will act as sole trustee under each trust agreement for purposes of the Trust Indenture Act of 1939 and will act as trustee under the guarantees and the indenture.

       We, as owner of the common securities of each issuer, have the sole right to appoint, remove and replace any of the issuer trustees unless an event of default occurs under the indenture. In that event, the holders of a majority in liquidation amount of the applicable preferred securities will have the right to remove and appoint the property trustee and the Delaware trustee.

       Each issuer is a legally separate entity and the assets of one are not available to satisfy the obligations of any of the others or of any other statutory business trust the common securities of which are owned by us.

OFFICES OF THE ISSUERS

       The principal executive office of each issuer is 270 Park Avenue, New York, New York 10017 and its telephone number is (212) 270-6000.

                                USE OF PROCEEDS

       Except as otherwise may be described in a prospectus supplement accompanying this prospectus, we expect to use the proceeds from the sale of the junior subordinated debentures for general corporate purposes, including investments in or loans to our subsidiaries, refinancing of debt, redemption or repurchase of shares of our outstanding common and preferred stock or for the satisfaction of other obligations.

     RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
            FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                             YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                               2001        2000        1999        1998        1997
Earnings to fixed charges:
 Excluding interest on deposits .........      1.18        1.52        1.93        1.46        1.53
 Including interest on deposits .........      1.11        1.31        1.54        1.29        1.33
Earnings to combined fixed charges and
 preferred stock dividend requirements
 Excluding interest on deposits .........      1.18        1.51        1.90        1.45        1.51
 Including interest on deposits .........      1.11        1.31        1.53        1.28        1.32


       For purposes of computing the above ratios, earnings represent income from continuing operations plus total taxes based on income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the portion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest. Fixed charges, including interest on deposits, include all interest expense, one-third (the portion deemed representative of the interest factor) of rents, net of income from subleases and capitalized interest.

                      DESCRIPTION OF PREFERRED SECURITIES

     The following description of the terms and provisions of the preferred securities summarizes the general terms that will apply to each series of preferred securities. This description is not complete, and we refer you to the trust agreement for each issuer, a form of which we filed as an exhibit to the registration statement of which this prospectus is a part.

FORMATION OF ISSUERS

       When an issuer issues a series of preferred securities, the trust agreement relating to that issuer will contain, and the prospectus supplement relating to that series will summarize, the terms and other provisions relating to that series of preferred securities. Each issuer will issue only one series of preferred securities.

       The trust agreement of each issuer will be qualified as an indenture under the Trust Indenture Act of 1939. Unless the applicable prospectus supplement states otherwise, The Bank of New York will act as property trustee and the Bank of New York (Delaware) will act as Delaware trustee under each relevant trust agreement.

       Each series of preferred securities will represent undivided beneficial ownership interests in the assets of the applicable issuer. The holders of the preferred securities will be entitled to a preference over the corresponding series of common securities in distributions from the applicable issuer and amounts payable on redemption or liquidation of the issuer under the circumstances described under "--Subordination of Common Securities" below, as well as other benefits as described in the relevant trust agreement.


SPECIFIC TERMS OF EACH SERIES

       When an issuer issues a series of preferred securities, the prospectus supplement relating to that new series will summarize the particular amount, price and other terms and provisions of that series of preferred securities. Those terms may include the following:

o      the distinctive designation of the preferred securities;

o the number of preferred securities issued by the applicable issuer and the liquidation value of each preferred security;

o the annual distribution rate (or method of determining that rate) for preferred securities issued by the applicable issuer and the date or dates upon which those distributions will be payable;

o whether distributions on preferred securities issued by the applicable issuer may be deferred and, if so, the maximum number of distributions that may be deferred and the terms and conditions of those deferrals;

o whether distributions on preferred securities issued by the applicable issuer will be cumulative, and, in the case of preferred securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on preferred securities issued by that issuer will be cumulative;

o the amount or amounts which will be paid out of the assets of the applicable issuer to the holders of preferred securities of the issuer upon voluntary or involuntary dissolution, winding up or termination of the applicable issuer;

o the obligation, if any, of the applicable issuer to purchase or redeem preferred securities issued by the applicable issuer and the price or prices at which, the period or periods within which, and the terms and conditions upon which preferred securities issued by the applicable issuer will be purchased or redeemed, in whole or in part, in accordance with that obligation;

o the denominations in which any preferred securities of the series will be issuable, if other than denominations of $25 or any integral multiple of $25;

o the voting rights, if any, of preferred securities issued by the applicable issuer in addition to those required by law, including the number of votes per preferred security and any requirement for the approval by the holders of preferred securities as a condition to a specified action or amendment to the relevant trust agreement; and

o any other relevant rights, preferences, privileges, limitations or restrictions of preferred securities issued by the applicable issuer, consistent with the governing documents of the issuer and with applicable law.

       All preferred securities an issuer offers will be guaranteed by us to the extent set forth below under the caption "Description of Guarantees" in this prospectus. The applicable prospectus supplement will also describe the United States federal income tax considerations applicable to each offering of preferred securities.


REDEMPTION OR EXCHANGE

       Upon the redemption or repayment of any corresponding series of junior subordinated debentures owned by an issuer, the issuer will use the proceeds from that redemption or repayment to redeem preferred securities and common securities having an aggregate liquidation amount equal to the principal amount of the junior subordinated debentures redeemed for a redemption price equal to their liquidation amount plus accumulated and unpaid distribution payments on the securities redeemed to the date of redemption. Except to the extent described under "--Subordination of Common Securities" below, the preferred securities and common securities will be redeemed in proportion to their respective aggregate liquidation amounts outstanding.

       We have the right to dissolve an issuer at any time and, after satisfaction of its liabilities to its creditors as provided under applicable law, to cause the issuer to distribute the junior subordinated debentures owned by it to the holders of that issuer's preferred and common securities in exchange for those securities.


SUBORDINATION OF COMMON SECURITIES

       In connection with the issuance of preferred securities, each issuer will also issue a new series of common securities to us. Except as described below or in the applicable prospectus supplement, the common securities will be entitled to receive distributions on the same dates and at the same rate and otherwise have substantially identical terms as the preferred securities.

       If on any distribution date or redemption date for the preferred and common securities, an event of default has occurred and is continuing under the indenture for the corresponding junior subordinated debentures, the applicable issuer may not make any distribution payment and may not make any other payment for the redemption, liquidation or acquisition of the common securities unless the applicable issuer has paid in full, or provided for full payment of:

o all accumulated and unpaid distributions on all of the issuer's preferred securities; and

o in the case of a redemption or liquidation, the full redemption price of all preferred securities called for redemption or the full liquidation price of all preferred securities.

       If an event of default under the trust agreement occurs as a result of the occurrence of an event of default under the indenture, as holder of the common securities, we will be deemed to have waived our right to take action with respect to that event of default until all events of default with respect to the preferred securities are cured, waived or otherwise eliminated. Until that cure, waiver or elimination, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee regarding remedies under the relevant trust agreement.


LIQUIDATION DISTRIBUTION UPON DISSOLUTION

       Each trust agreement will provide that the relevant issuer will dissolve on the first to occur of the following events:

o      specified events relating to our bankruptcy, dissolution or liquidation;

o our election to distribute junior subordinated debentures to the holders of the preferred securities and common securities as described above under "--Redemption or Exchange";

o the mandatory redemption of the issuer's preferred and common securities as described above under "--Redemption or Exchange"; and

o      the entry of a court order for the dissolution of the issuer.

       Upon an early dissolution event described above, other than an early dissolution resulting from a mandatory redemption of the issuer's preferred and common securities, the issuer trustees will liquidate the issuer as soon as possible by distributing the related junior subordinated debentures to the holders of preferred securities and common securities. If the property trustee determines that such a distribution is not practical, after satisfaction of the issuer's liabilities to its creditors under applicable law, the holders of the preferred securities and common securities will be entitled to receive the liquidation amount of their securities, plus accumulated and unpaid dividends to the date of payment. Except as described under "--Subordination of Common Securities" above, that payment will be made to the holders of the preferred securities and common securities in proportion to their respective aggregate liquidation amounts outstanding.


EVENTS OF DEFAULT; NOTICE

       Any one of the following events constitutes an event of default under the applicable trust agreement:

o      the occurrence of an event of default under the indenture;

o a default by the issuer in the payment of any distribution on the preferred securities or common securities and continuance of that default for 30 days;

o a default by the issuer in the payment of any redemption price of any preferred security or common security when it becomes due and payable;

o a default in the performance in any material respect of any other agreement or warranty of the issuer trustees in the trust agreement and the continuance of that default for 90 days after notice to the defaulting issuer trustee or trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities; or

o the occurrence of events of bankruptcy or insolvency relating to the property trustee and our failure to appoint a successor property trustee within 90 days.

       Within 10 business days after the occurrence of an event of default under the trust agreement actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and us. The existence of an event of default does not entitle the holders of preferred securities to accelerate the maturity of those securities.


LIMITATION ON CONSOLIDATIONS, MERGERS AND SALE OF ASSETS


       Except as contemplated in "--Liquidation Distribution Upon Dissolution" above, an issuer may not merge with or into, consolidate or amalgamate with, or sell or lease substantially all of its properties and assets to any corporation or other entity, unless:

o a majority of the administrative trustees consent to the proposed transaction;

o the successor assumes all of the obligations of the issuer regarding the preferred securities or substitutes other securities for the preferred securities with substantially the same terms;

o we appoint a trustee of the successor possessing the same powers and duties as the property trustee;

o if successor securities are issued, those securities are listed on the same national securities exchange or other organization on which the preferred securities were listed;

o the transaction does not cause the ratings, if any, on the preferred securities or the successor securities to be downgraded by a nationally recognized ratings organization;

o the transaction does not adversely affect the rights, preferences or privileges of the holders of the preferred securities in any material respect;

o the successor has a purpose substantially identical to that of the issuer;

o      independent counsel to the issuer delivers an opinion that:

       o the transaction does not adversely affect the rights, preferences or privileges of the holders of the preferred securities in any material respect; and

       o following the transaction, neither the successor nor the issuer would have to register as an "investment company" under the Investment Company Act of 1940;

o we, or a successor which will own all of the common securities of the issuer or its successor, will guarantee the preferred securities, or the successor securities, to the same extent as the preferred securities are guaranteed by the guarantee; and

o the issuer and the successor would each continue to be classified as a grantor trust for United States federal income tax purposes, unless each holder of preferred securities consents to a change in that classification.


VOTING RIGHTS; AMENDMENT OF EACH TRUST AGREEMENT

       Except as provided below under "Description of Guarantees--Amendments", as a holder of preferred securities you will not have any voting rights.

       We, the property trustee and the administrative trustees may, without the consent of the holders of the preferred securities, amend the applicable trust agreement to cure any ambiguity or correct or supplement inconsistent provisions or to modify the trust agreement to the extent necessary to ensure that the issuer is classified as a grantor trust. However, we may not amend any applicable trust agreement in any manner that would adversely affect in any material respect the interests of the holders of the preferred securities.

       We and the issuer trustees may also amend an applicable trust agreement with the consent of holders of a majority of the aggregate liquidation amount of the preferred and common securities of the applicable issuer upon receipt of an opinion of counsel that the amendment will not affect the issuer's status as a grantor trust or its exemption under the Investment Company Act of 1940. Without the consent of each holder affected by the amendment, no amendment will:

o change the amount or timing of any distribution on the common securities or the preferred securities;

o      otherwise adversely affect the amount of any required distribution; or

o restrict the right of a holder of preferred securities or common securities to institute suit to enforce payment.

       For so long as any junior subordinated debentures are held by the property trustee, the issuer trustees will not take any of the following actions without the consent of the holders of a majority of the aggregate liquidation amount of the preferred securities:

o direct the time, method or place for conducting any proceeding for any remedy or executing any trust or power conferred on the property trustee;

o      waive any past default that is waivable under the indenture;

o rescind or annul any declaration that the principal of the junior subordinated debentures is due; or

o consent to any modification or termination of the indenture or the junior subordinated debentures.

However, in the case of any action that would require the consent of each affected holder of junior subordinated debentures under the indenture, the property trustee will not give any such consent without the consent of each holder of the corresponding preferred securities.

       Preferred securities owned by us, an issuer trustee or any of our or their affiliates will not be treated as outstanding for purposes of the above provisions.

       In addition to the required consents described above, the issuer trustees must obtain an opinion of counsel experienced in the relevant matters that the action would not cause the issuer to be classified as other than a grantor trust for United States federal income tax purposes.

       The issuer trustees will not revoke any action approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities.

       The property trustee must give notice to the holders of preferred securities of any notice of default with respect to the corresponding junior subordinated debentures.

PAYMENT AND PAYING AGENT

       The paying agent for the relevant issuer will make payments on definitive, certificated preferred securities by check mailed to the address of the holder entitled to that payment at the holder's address as it appears in the preferred securities register. The paying agent will make payment on global preferred securities as specified under "Global Preferred Securities; Book-Entry Issuance" below. Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as paying agent for the preferred securities. In the event the property trustee ceases to be the paying agent, the administrative trustees of the issuer will appoint a successor bank or trust company acceptable to us to act as paying agent.


REGISTRAR AND TRANSFER AGENT

       Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as registrar and transfer agent for the preferred securities.

       The registrar will not impose any charge for registration of transfer but will require the payment of any governmental or other charges that may be imposed in connection with the transfer or exchange.

       An issuer is not required to register transfers of the preferred securities after the preferred securities have been called for redemption.


INFORMATION CONCERNING THE PROPERTY TRUSTEE

       Other than the duty to act with the required standard of care during an event of default under the trust agreement, the property trustee is required to perform only those duties that are specifically set forth in the trust agreement and is not required to exercise any of its powers at the request of any holder of preferred securities unless it is offered reasonable indemnity for the costs incurred by it.


MISCELLANEOUS

       The administrative trustees are authorized and directed to conduct the affairs of each issuer in a way that:

o will not cause the issuer to be deemed an investment company required to register under the Investment Company Act of 1940;

o will not cause the issuer to be classified as other than a grantor trust for United States federal income tax purposes; and

o will cause the junior subordinated debentures to be treated as indebtedness for United States federal income tax purposes.

       No issuer may borrow money or issue debt or mortgage or pledge any of its assets.

       Holders of the preferred securities do not have preemptive or similar rights.

GOVERNING LAW

       Each trust agreement and the related preferred securities will be governed by and construed in accordance with the laws of the State of Delaware.

               GLOBAL PREFERRED SECURITIES; BOOK-ENTRY ISSUANCE

GLOBAL PREFERRED SECURITIES

       Each issuer may issue its preferred securities in the form of one or more global securities, which we will refer to as the "global preferred securities," that will be deposited with or on behalf of a depositary. Unless otherwise indicated in the applicable prospectus supplement, the depositary with respect to the global preferred securities of the relevant issuer will be The Depository Trust Company ("DTC"), and the following is a summary of the depositary arrangements applicable to those global preferred securities.

       Each global preferred security will be deposited with or on behalf of DTC or its nominee and will be registered in the name of a nominee of DTC. Except under the limited circumstances described below, global preferred securities will not be exchangeable for definitive, certificated preferred securities.

       Only institutions that have accounts with DTC, which we refer to as "DTC participants", or persons that may hold interests through DTC participants may own beneficial interests in a global preferred security. DTC will maintain records reflecting ownership of beneficial interests in the global preferred securities by persons that hold through those DTC participants and transfers of those ownership interests within those DTC participants. DTC will have no knowledge of the actual beneficial owners of the preferred securities. The laws of some jurisdictions require that some types of purchasers take physical delivery of securities in definitive form. Those laws may impair your ability to transfer beneficial interests in a global preferred security.

       DTC has advised us that upon the issuance of a global preferred security and the deposit of that global preferred security with or on behalf of DTC, DTC will credit on its book-entry registration and transfer system, the respective liquidation amount represented by that global preferred security to the accounts of the DTC participants.

       The issuer will make distributions and other payments on the global preferred securities to DTC or its nominee as the registered owner of the global preferred security. We expect that DTC will, upon receipt of any distribution, redemption or other payment on a global preferred security, immediately credit the DTC participants' accounts with payments in proportion to their beneficial interests in the global preferred security, as shown on the records of DTC or its nominee. We also expect that standing instructions and customary practices will govern payments by DTC participants to owners of beneficial interests in the global preferred securities held through those participants, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The DTC participants will be responsible for those payments.

       Neither we nor any of the issuers, the property trustee, paying agent, registrar nor any of their respective agents will have any responsibility or liability for any aspect of the records of DTC, any nominee or any DTC participant relating to beneficial interests in a global preferred security or for any payments made on any global preferred security.

       Except as provided below, as an owner of a beneficial interest in a global preferred security, you will not be entitled to receive physical delivery of preferred securities in definitive form and will not be considered a holder of preferred securities for any purpose under the applicable trust agreement. Accordingly, you must rely on the procedures of DTC and the DTC participant through which you own your interest to exercise any rights of a holder of preferred securities under the applicable trust agreement.

       We understand that, under existing industry practices, in the event that an issuer requests any action of holders, or an owner of a beneficial interest in a global preferred security desires to take any action that a holder is entitled to take under the applicable trust agreement, DTC would authorize the DTC participants holding the relevant beneficial interests to take that action, and those DTC participants would authorize beneficial owners owning through them to take that action or would otherwise act upon the instructions of the beneficial owners owning through them.

       A global preferred security is exchangeable for definitive preferred securities registered in the name of persons other than DTC only if:

o DTC is unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed within 90 days; or

o the applicable issuer, in its sole discretion, determines that the preferred securities issued in the form of one or more global preferred securities will no longer be represented by a global preferred security.

       A global preferred security that is exchangeable as described in the preceding paragraph will be exchangeable in whole for definitive, certificated preferred securities in registered form of like tenor and of an equal aggregate liquidation amount and in a denomination equal to the liquidation amount per preferred security specified in the applicable prospectus supplement or in integral multiples of that denomination. The registrar will register the definitive preferred securities in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from DTC participants with respect to ownership of beneficial interests in the global preferred securities.

       DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities Exchange Act of 1934. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement of securities transactions among DTC participants in deposited securities, such as transfers and pledges, through electronic computerized book-entry changes in accounts of the DTC participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and various other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. (the "NASD"). Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.


HOLDING BENEFICIAL INTERESTS OVERSEAS THROUGH EUROCLEAR AND CLEARSTREAM

       If specified in the applicable prospectus supplement, you may elect to hold interests in a particular series of preferred securities outside the United States through Clearstream Banking, societe anonyme ("Clearstream") or Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("Euroclear"), if you are a participant in or customer of the relevant system, or indirectly through an organization that is a participant in or customer of the relevant system. Clearstream and Euroclear will hold interests on behalf of their participants and customers through customer securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries. Those depositaries will in turn hold those interests in customer securities accounts in the depositaries' names on the books of DTC. Unless otherwise specified in the applicable prospectus supplement, The Bank of New York will act as depositary for each of Clearstream and Euroclear.

       Clearstream has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry transfers between their accounts. Clearstream provides its customers with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Sector Financier. Its customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Its customers in the United States are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream customers.

       Clearstream will credit distributions with respect to interests in global preferred securities held through Clearstream to cash accounts of its customers in accordance with its rules and procedures to the extent received by the U.S. depositary for Clearstream.

       Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear operator"). Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

       Securities clearance accounts and cash accounts with the Euroclear operator are governed by the terms and conditions governing use of Euroclear and the related operating procedures of Euroclear and applicable Belgian law. These terms, conditions and procedures govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities clearance accounts. The Euroclear operator acts under the terms and conditions applicable only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

       Euroclear will credit distributions with respect to interests in global preferred securities held beneficially through Euroclear to the cash accounts of Euroclear participants in accordance with Euroclear's terms and conditions and operating procedures and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

       Euroclear has further advised us that investors that acquire, hold and transfer interests in global preferred securities by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between that intermediary and each other intermediary, if any, standing between themselves and the global preferred securities.

       The Euroclear operator has advised that, under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interest credited to their accounts with the Euroclear operator. If the Euroclear operator did not have on deposit a sufficient amount of interest in securities of a particular type to cover the claims of all participants credited with those interests in securities on the Euroclear operator's records, all participants having an amount of interest in securities of that type credited to their accounts with the Euroclear operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

       Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with those interests in securities on its records.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

       Unless otherwise specified in the applicable prospectus supplement, initial settlement for global preferred securities will be made in immediately available funds. DTC participants will conduct secondary market trading with other DTC participants in the ordinary way in accordance with DTC's rules. These secondary market trades will settle in immediately available funds using DTC's same day funds settlement system.

       If the prospectus supplement specifies that interests in the global preferred securities may be held through Clearstream or Euroclear, Clearstream customers and/or Euroclear participants will conduct secondary market trading with other Clearstream customers and/or Euroclear participants in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear. These secondary market trades will settle in immediately available funds.

       Cross-market transfers between persons holding directly or indirectly through DTC participants on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by the U.S. depositary for that system; however, those cross-market transactions will require delivery by the counterparty in the relevant European international clearing system of instructions to that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary for that system to take action to effect final settlement on its behalf by delivering or receiving interests in global preferred securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to DTC.

       Because of time-zone differences, credits of interests in global preferred securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in global preferred securities settled during that processing will be reported to the relevant Euroclear participant or Clearstream customer on that business day. Cash received in Clearstream or Euroclear as a result of sales of interests in global preferred securities by or through a Clearstream participant or Euroclear participant to a DTC customer will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

       Although DTC, Clearstream and Euroclear have agreed to the procedures described above in order to facilitate transfers of interests in global preferred securities among DTC participants, Clearstream and Euroclear, they are under no obligation to perform those procedures and those procedures may be discontinued at any time.

                           DESCRIPTION OF GUARANTEES

     The following description of the terms and provisions of the guarantees summarizes the general terms that will apply to each guarantee that we deliver in connection with a series of preferred securities. This description is not complete, and we refer you to the form of the guarantee agreement, a copy of which we filed as an exhibit to the registration statement of which this prospectus is a part.

       When an issuer sells a series of its preferred securities, we will execute and deliver a guarantee of that series of preferred securities under a guarantee agreement for the benefit of the holders of those preferred securities. Only one guarantee will be issued by us in connection with the issuance of preferred securities by the applicable issuer. Each guarantee agreement will be qualified as an indenture under the Trust Indenture Act of 1939. Unless the applicable prospectus supplement states otherwise, The Bank of New York will act as guarantee trustee under each guarantee agreement.

SPECIFIC TERMS OF GUARANTEES

       Except as stated in the applicable prospectus supplement, we will irrevocably and unconditionally agree to pay in full the following payments or distributions on each corresponding series of preferred securities, to the extent that they are not paid by, or on behalf of, the applicable issuer:

o any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent that the applicable issuer has sufficient funds available for those payments at the time;

o the redemption price regarding any preferred securities called for redemption, to the extent that the applicable issuer has sufficient funds available for those redemption payments at the time; and

o upon a voluntary or involuntary dissolution, winding up or liquidation of the applicable issuer, unless the corresponding series of junior subordinated debentures is distributed to holders of the preferred securities, the lesser of:

       o the total liquidation amount of the preferred securities and all accumulated and unpaid distributions on them to the date of payment; and

       o the amount of assets of the applicable issuer remaining available for distribution to holders of the preferred securities after satisfaction of liabilities to creditors.

       We may satisfy our obligation to make the payments described above by direct payment of the required amounts by us to the holders of the applicable preferred securities or by causing the applicable issuer to pay those amounts to the holders. In addition, our obligation to make the payments described above will exist regardless of any defense, right of setoff or counterclaim that the applicable issuer may have or assert, other than the defense of payment.

       Each guarantee will apply only to the extent that the applicable issuer has sufficient funds available to make the required payments. If we do not make interest payments on the junior subordinated debentures held by the applicable issuer, then the issuer will not be able to pay distributions on the preferred securities issued by the issuer and will not have funds legally available for those payments. In that event, the remedy of a holder of a series of preferred securities is to institute legal proceedings directly against us as permitted under the indenture for the related series of junior subordinated debentures.


NATURE OF GUARANTEE

       We will, through the relevant trust agreement, the guarantee, the junior subordinated debentures and the indenture, taken together, fully and unconditionally guarantee the applicable issuer's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes this guarantee. It is only the combined operation of these documents that has the effect of providing a full and unconditional guarantee of the applicable issuer's obligations under the preferred securities.

       Each guarantee will constitute a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us to enforce its rights under a guarantee without first instituting a legal proceeding against any other person or entity. In addition, each guarantee will not be discharged except by payment in full of the amounts due under it to the extent they have not been paid by the applicable issuer or upon distribution of junior subordinated debentures to the holders of the preferred securities in exchange for all of the preferred securities.

RANKING

       Each guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our other liabilities to the same extent as the junior subordinated debentures.

       The guarantees will not place a limitation on the amount of additional debt, including senior debt, that may be incurred by us.

AMENDMENTS

       Unless otherwise specified in the applicable prospectus supplement, each guarantee may be amended under the following two circumstances:

o regarding changes to the guarantee that do not materially adversely affect the rights of holders of the applicable preferred securities, no consent of those holders will be required; and

o all other amendments to the guarantee may be made only with the prior approval of the holders of not less than a majority of the total liquidation amount of the outstanding preferred securities to which the guarantee relates.

       The manner of obtaining the necessary approvals to amend a guarantee are the same as for holders of the preferred securities, which are described above under "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement".


ASSIGNMENT

       All guarantees and agreements contained in a guarantee will bind our successors, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the related preferred securities then outstanding.

EVENTS OF DEFAULT AND REMEDIES

       An event of default under a guarantee will occur upon our failure to make any of our payments or perform any of our other obligations under it.

       The holders of not less than a majority in total liquidation amount of the preferred securities to which a guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee regarding the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

       If the guarantee trustee fails to enforce a guarantee, then any holder of the corresponding series of preferred securities may institute a legal proceeding directly against us to enforce its rights under that guarantee, without first instituting a legal proceeding against the applicable issuer that issued the preferred securities, the guarantee trustee or any other person or entity.


INFORMATION CONCERNING THE GUARANTEE TRUSTEE

       The guarantee trustee, other than during the occurrence and continuance of a default by us in the performance of a guarantee, undertakes to perform only the duties that are specifically set forth in the guarantee. After a default under the guarantee, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by a guarantee at the request of any holder of preferred securities to which the guarantee relates unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred by that action.


TERMINATION OF GUARANTEES

       Each guarantee will terminate upon any of the following events:

o the full payment of the redemption price of all preferred securities of the applicable issuer;

o the full payment of the amounts payable upon liquidation of the applicable issuer; or

o the distribution of the junior subordinated debentures held by the applicable issuer to the holders of the preferred securities of the issuer in exchange for all of the preferred securities of the issuer.

       Each guarantee will continue to be effective or will be reinstated, if at any time any holder of related preferred securities issued by the applicable issuer is required to restore payment of any sums paid under the applicable preferred securities or the guarantee.

GOVERNING LAW


       The guarantees will be governed by and construed in accordance with the laws of the State of New York.

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

     The following description of the terms and provisions of our junior subordinated debentures summarizes the general terms that will apply to each series of junior subordinated debentures that will be issued and sold by us and purchased by the applicable issuer that issues the corresponding series of preferred securities. This description is not complete, and we refer you to the indenture and the form of the junior subordinated debentures, forms of which we filed as exhibits to the registration statement of which this prospectus is a part.

       Unless otherwise specified in the applicable prospectus supplement, each time an issuer issues a series of preferred securities, we will issue a new series of junior subordinated debentures. Each series of junior subordinated debentures will be issued under an indenture between us and The Bank of New York, as debenture trustee. The indenture is qualified under the Trust Indenture Act of 1939. There is no limit on the aggregate principal amount of junior subordinated debentures we may issue, and we may issue the junior subordinated debentures from time to time in one or more series under a supplemental indenture or pursuant to a resolution of our Board of Directors.

       Unless the applicable prospectus supplement states otherwise, we will issue each new series of junior subordinated debentures in a total principal amount equal to the total liquidation amount of the preferred securities and common securities that the applicable issuer issues. The issuer will use the proceeds of the issuance and sale of the preferred securities and common securities to purchase the corresponding junior subordinated debentures from us. Unless the applicable prospectus supplement states otherwise, the interest payment provisions of the junior subordinated debentures will correspond to the distribution provisions of the corresponding series of preferred securities.

       Each series of junior subordinated debentures will have the same rank as all other series of junior subordinated debentures issued under the indenture. Unless the applicable prospectus supplement states otherwise, the indenture does not limit the incurrence or issuance of other secured or unsecured debt, including senior debt, as defined below, whether under the indenture, any existing indenture, or any other indenture which we may enter into in the future.


SPECIFIC TERMS OF EACH SERIES

       The prospectus supplement describing the particular series of junior subordinated debentures being issued will specify the particular terms of those junior subordinated debentures. These terms may include:

o the title of the junior subordinated debentures of the series, which will distinguish the junior subordinated debentures of the series from all other junior subordinated debentures;

o the limit, if any, upon the total principal amount of the junior subordinated debentures of the series which may be issued;

o any index or indices used to determine the amount of payments of principal of and premium, if any, on the junior subordinated debentures of the series or the manner in which the amounts will be determined;

o the maturity or the method of determining the maturity of the junior subordinated debentures;

o the rate or rates at which the junior subordinated debentures of the series will bear interest, if any;

o the interest payment dates and the record dates for the interest payable on any interest payment date or the method by which any of the foregoing will be determined and the right, if any, we have to defer or extend an interest payment date;

o the place or places where the principal of and premium, if any, and interest on the junior subordinated debentures of the series will be payable, the place or places where the junior subordinated debentures of the series may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon us regarding the junior subordinated debentures of the series may be made;

o the period or periods within which, or the date or dates on which, if any, the price or prices at which and the terms and conditions upon which the junior subordinated debentures of the series may be redeemed, in whole or in part, at our option;

o our obligation or our right, if any, to redeem, repay or purchase the junior subordinated debentures of the series, and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which junior subordinated debentures of the series will be redeemed, repaid or purchased, in whole or in part, in accordance with that obligation;

o the denominations in which any junior subordinated debentures of the series will be issuable, if other than denominations of $25 or any integral multiple of $25;

o if other than U.S. dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the junior subordinated debentures of the series will be payable, or in which the junior subordinated debentures of the series will be denominated;

o the additions, modifications or deletions, if any, in the events of default described under the caption "--Events of Default" below or our covenants described in this prospectus or the applicable prospectus supplement regarding the junior subordinated debentures of the series;

o if other than the principal amount, the portion of the principal amount of junior subordinated debentures of the series that will be payable upon declaration of acceleration of the maturity of the junior subordinated debentures;

o the additions or changes, if any, to the indenture regarding the junior subordinated debentures of the series as will be necessary to permit or facilitate the issuance of the junior subordinated debentures of the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

o whether the junior subordinated debentures of the series, or any portion thereof, will initially be issuable in the form of a temporary global security representing all or the portion of the junior subordinated debentures of the series and provisions for the exchange of the temporary global security for definitive junior subordinated debentures of the series;

o whether any junior subordinated debentures of the series will be issuable in whole or in part in the form of one or more global securities and, if so, the respective depositaries for the global securities and the form of any legend or legends which will be borne by any global security, if applicable;

o whether the junior subordinated debentures are convertible or exchangeable into junior subordinated debentures of another series or into preferred securities of another series and, if so, the terms on which the junior subordinated debentures may be so converted or exchanged;

o the appointment of any paying agent or agents for the junior subordinated debentures of the series;

o the form of the corresponding trust agreement and the guarantee agreement; and

o any other terms of the junior subordinated debentures of the series (which terms will not be inconsistent with the provisions of the indenture).


SUBORDINATION

       Unless otherwise stated in the applicable prospectus supplement, each series of junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all our existing and future senior debt, as defined in the indenture.

       Upon our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior debt in full before any payments may be made on the junior subordinated debentures. Additionally, in the event of the acceleration of the maturity of any series of junior subordinated debentures, the holders of our senior debt will be entitled to receive payment in full of any amounts due on our senior debt before the holders of any junior subordinated debentures will be entitled to any payment.

       We may not make any principal, premium or interest payments on the junior subordinated debentures if an event of default with respect to any senior debt resulting in the acceleration of its maturity has occurred and is continuing or if any judicial proceeding with respect to any such default is pending.

       "Debt" is defined in the indenture to mean, with respect to any person,

o      every obligation of that person for borrowed money;

o every obligation of that person evidenced by bonds, debentures, notes or other similar instruments;

o every reimbursement obligation of that person with respect to letters of credit or similar facilities issued for the account of that person;

o every obligation of that person issued or assumed as the deferred purchase price of property or services;

o      every capital lease obligation of that person;

o every obligation of that person for claims under derivative products such as interest and foreign exchange rate contracts and similar arrangements; and

o every obligation described above of another person guaranteed by that person.

       "Senior debt" is defined in the indenture to mean the principal of, and premium and interest, if any, on debt, whether incurred on or prior to the date of the indenture, unless the instrument creating that debt provides that those obligations are not superior in right of payment to the junior subordinated debentures. However, senior debt does not include the following:

o      any of our debt which, when incurred, was without recourse to us;

o      any of our debt to our subsidiaries;

o      debt to any of our employees;

o to the extent set forth in the indenture, debt which, by its terms, is subordinated to trade accounts payable or accrued liabilities; and

o      any other debt securities issued under the indenture.

       As a holding company, our assets primarily consist of the equity securities of our subsidiaries. As a result, the ability of holders of the junior subordinated debentures to benefit from any distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to the prior claims of present and future creditors of that subsidiary, except to the extent that we are recognized, and receive payment, as a creditor of those subsidiaries.

COVENANTS

       We will agree that, so long as any preferred securities issued by an issuer remain outstanding, if

o there has occurred any event of which we have actual knowledge that with the giving of notice or lapse of time would become an event of default under the indenture and which we have not taken reasonable steps to cure;


o we are in default regarding our payment of any obligations under our guarantee regarding the issuer; or

o we have given notice of our election to defer interest payments, as described below under "--Option to Defer Interest Payments", or that deferral period is continuing;

then we will not, and will not permit any of our subsidiaries to:

o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment regarding, any of our capital stock;

o make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our junior subordinated debentures that rank on par with or junior in interest to our junior subordinated debentures; or

o make any guarantee payments regarding any guarantee by us of the junior subordinated debentures of any of our subsidiaries if that guarantee ranks on par with or junior in interest to those junior subordinated debentures.

       However, at any time, including during a deferral period, we may do the following:

o      make dividends or distributions payable in our capital stock;

o make payments under the applicable guarantee made by us in respect of the preferred securities of the applicable issuer;

o make any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the redemption or repurchase of any rights under any such plan; and

o      purchase common stock related to:

       o the issuance of common stock or rights under any of our benefit plans for our directors, officers or employees;

       o the issuance of common stock or rights under a dividend reinvestment and stock purchase plan; or

       o the issuance of common stock, or securities convertible into common stock, as consideration in an acquisition transaction that was entered into before the beginning of the deferral period.

       With respect to any junior subordinated debentures issued to an issuer, we will agree:

o to maintain directly or indirectly 100% ownership of the common securities of the applicable issuer; provided, however, that any of our permitted successors under the indenture may succeed to our ownership of those common securities;

o not to cause the termination, liquidation or winding-up of that issuer, except in connection with a distribution of the junior subordinated debentures as provided in the trust agreement of that issuer and in connection with some types of mergers, consolidations or amalgamations; and

o to use our reasonable efforts to cause that issuer to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.


OPTION TO DEFER INTEREST PAYMENTS

       If provided in the applicable prospectus supplement, we will have the right to defer interest payments on the junior subordinated debentures from time to time during the term of any series of junior subordinated debentures for up to the number of consecutive interest payment periods that may be specified in the applicable prospectus supplement, but the deferral of interest payments cannot extend beyond the maturity date of the series of junior subordinated debentures.


MODIFICATION OF INDENTURE

       We and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of the junior subordinated debentures of each series that are affected by the modification, may modify the junior subordinated indenture or any supplemental indenture affecting that series or the rights of the holders of that series of junior subordinated debentures. However, no modification may, without the consent of the holder of each outstanding junior subordinated debenture affected:

o change the stated maturity of any junior subordinated debentures of any series;

o      reduce the principal amount due;

o reduce the rate of interest or extend the time of payment of interest, or reduce any premium payable upon the redemption of those junior subordinated debentures; or

o reduce the percentage of junior subordinated debentures, the holders of which are required to consent to any such modification of the indenture.

       With respect to junior subordinated debentures held by an issuer, so long as the corresponding series of preferred securities issued by that issuer remains outstanding, without the consent of the holders of at least a majority of the aggregate liquidation amount of those preferred securities:

o no modification can be made that adversely affects holders of those preferred securities in any material respect;

o      no termination of the indenture may occur; and

o no waiver of any event of default or of compliance with any covenant under the indenture will be effective.

       We and the debenture trustee may, without the consent of any holder of junior subordinated debentures, amend, waive or supplement the junior subordinated indenture for other specified purposes including to cure ambiguities, defects or inconsistencies, provided those actions do not materially and adversely affect the interests of the holders of any junior subordinated debentures or the related series of preferred securities.


EVENTS OF DEFAULT

       The indenture provides that any one or more of the following events with respect to the junior subordinated debentures that has occurred and is continuing constitutes an event of default:

o default in the payment of interest on any junior subordinated debenture for a period of 30 days after the due date, subject to our right to defer interest payments as described above under the caption "--Option to Defer Interest Payments" in this section;

o default in the payment of the principal of or premium, if any, on the junior subordinated debentures when due whether at maturity, upon redemption or otherwise;

o default in the performance, or breach, in any material respect, of any of our covenants or warranties for a period of 90 days after written notice to us by the debenture trustee or to us and the debenture trustee by holders of at least 25% in principal amount of the outstanding junior subordinated debentures of that series;

o      some events of bankruptcy, insolvency and reorganization involving us; or

o any other event of default pertaining to the particular series of junior subordinated debentures.

       If an event of default under the indenture has occurred and is continuing, the debenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the junior subordinated debentures, will have the right to declare the principal and the interest due on those securities to be due and payable immediately. If the debenture trustee or the holders of at least 25% of the aggregate outstanding principal amount of the junior subordinated debentures fail to make that declaration, then the holders of at least 25% in total liquidation amount of the preferred securities then outstanding will have the right to do so.

In cases specified in the indenture, the holders of a majority in principal amount of junior subordinated debentures may, on behalf of all holders of that series, waive any default regarding that series, except a default in the payment of principal or interest, or a default in the performance of a covenant or provision of the indenture which cannot be modified without the consent of each holder. If the holders of the junior subordinated debentures fail to waive that default, the holders of a majority in aggregate liquidation amount of the related preferred securities will have that right.

The holders of a majority of the aggregate outstanding principal amount of the junior subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee.


ENFORCEMENT OF RIGHTS BY HOLDERS OF PREFERRED SECURITIES

       If an event of default occurs under the indenture and that event is attributable to our failure to pay interest, premium, if any, or principal on the junior subordinated debentures on the applicable due date, then if the junior subordinated debentures are held by an issuer, a holder of the related preferred securities may institute a legal proceeding directly against us for enforcement of payment on the junior subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of that holder.

LIMITATION ON CONSOLIDATION, MERGER AND SALES OF ASSETS

       We will not consolidate with or merge into any other entity or sell or lease our properties and assets substantially as an entirety to any entity, unless:

o the resulting entity is a corporation, partnership or trust organized under the laws of the United States, any state or the District of Columbia;

o the resulting entity assumes our obligations under the junior subordinated debentures and the indenture;

o there is no event of default under the indenture immediately after giving effect to the transaction;

o in the case of the junior subordinated debentures of a series held by an issuer, the consolidation, merger, conveyance, transfer or lease is permitted under the relevant trust agreement and the guarantee and does not give rise to any breach or violation of these documents; and

o we have delivered to the debenture trustee an officer's certificate and opinion of counsel, each stating that the consolidation, merger, conveyance, transfer or lease complies with the indenture.


SATISFACTION AND DISCHARGE

       The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all junior subordinated debentures not previously delivered to the debenture trustee for cancellation:

o      have become due and payable;

o      will become due and payable at their maturity within one year; or

o      are to be called for redemption within one year;

and, in each case, we have deposited with the debenture trustee funds sufficient to make all remaining interest and principal payments on the junior subordinated debentures of that series.


TRUST EXPENSES

       Under the indenture, we have agreed to pay, as borrower, all costs, expenses, debts and other obligations of each issuer, except those incurred in connection with the preferred securities. In addition, we have agreed to pay all taxes and tax-related costs and expenses of each issuer, except United States withholding taxes.


INFORMATION REGARDING THE DEBENTURE TRUSTEE

       The debenture trustee, other than during the occurrence and continuance of a default by us under the indenture, undertakes to perform only the duties that are specifically set forth in the indenture. The debenture trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties under the indenture, or in the exercise of any of its rights or powers, if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.


GOVERNING LAW

       The indenture will be governed by and construed in accordance with the laws of the State of New York.


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

                                 ERISA MATTERS

       Each fiduciary of any of the following, which we collectively refer to as "Plans":

o an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"),

o a plan described in Section 4975(e)(1) of the Internal Revenue Code (the "Code"), including an individual retirement account or a Keogh plan,

o a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code ("Similar Laws"), and

o any entity whose underlying assets include "plan assets" by reason of any such plan's investment in that entity,

should consider the fiduciary standards and the prohibited transaction provisions of ERISA, applicable Similar Laws and Section 4975 of the Code in the context of the Plan's particular circumstances before authorizing an investment in the preferred securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

       Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (collectively, "Parties in Interest"). A violation of these "prohibited transaction" rules may result in an excise tax, penalty or other liability under ERISA and/or Section 4975 of the Code, unless exemptive relief is available under an applicable statutory or administrative exemption. In the case of an individual retirement account, the occurrence of a prohibited transaction involving the individual who established the individual retirement account, or his or her beneficiaries, would cause the individual retirement account to lose its tax exempt status, unless exemptive relief is available. Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA or Section 4975 of the Code; however, governmental plans may be subject to similar provisions under applicable Similar Laws.

       Under a regulation issued by the U.S. Department of Labor (the "DOL"), which we refer to as the "Plan Assets Regulation", the assets of the applicable issuer would be deemed to be "plan assets" of a Plan for purposes of ERISA and
Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the applicable issuer and no exception were applicable under the Plan Assets Regulation. The Plan Assets Regulation defines an "equity interest" as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features, and specifically includes a beneficial interest in a trust.

       Under exceptions contained in the Plan Assets Regulation, the assets of the applicable issuer would not be deemed to be "plan assets" of investing Plans if:

o immediately after the most recent acquisition of an equity interest in the applicable issuer, less than 25% of the value of each class of equity interests in the applicable issuer were held by "Benefit Plan Investors", which we define as Plans and other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans); or

o the preferred securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. "Publicly-offered securities" are securities which are widely held, freely transferable, and either (i) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or (ii) sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933 and then timely registered under the Securities Exchange Act of 1934.

       No assurance can be given that Benefit Plan Investors will hold less than 25% of the total value of the preferred securities at the completion of the initial offering or thereafter, and we do not intend to monitor or take any other measures to assure satisfaction of the conditions to this exception. It is expected that certain series of preferred securities will be offered in a manner consistent with the requirements of the publicly-offered securities exception described above; however, no assurance can be given that the preferred securities would be considered to be publicly-offered securities under the Plan Assets Regulation.

       Certain transactions involving the applicable issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the preferred securities were acquired with "plan assets" of the Plan and the assets of the applicable issuer were deemed to be "plan assets" of Plans investing in the applicable issuer. For example, if we were a Party in Interest with respect to a Plan, either directly or by reason of our ownership of JPMorgan Chase Bank or other subsidiaries, extensions of credit between us and the applicable issuer, including the junior subordinated debentures and the guarantees, would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption. In addition, if we were considered to be a fiduciary with respect to the applicable issuer as a result of certain powers we hold (such as our powers to remove and replace the property trustee and the administrative trustees), it is possible that the optional redemption or acceleration of the junior subordinated debentures would be considered to be a prohibited transaction under Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. In order to avoid these prohibited transactions, each Benefit Plan Investor, by purchasing preferred securities, will be deemed to have directed the applicable issuer to invest in the junior subordinated debentures and to have appointed the property trustee.

       The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions that may arise from the purchase or holding of the preferred securities. Those class exemptions are:

o PTCE 96-23 (for certain transactions determined by in-house asset managers);

o PTCE 95-60 (for certain transactions involving insurance company general accounts);

o PTCE 91-38 (for certain transactions involving bank collective investment funds);

o PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts); and

o PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).

       Such class exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a Plan's investment in the preferred securities. Because the preferred securities may be deemed to be equity interests in the applicable issuer for purposes of applying ERISA and Section 4975 of the Code, the preferred securities may not be purchased or held by any Plan or any person investing "plan assets" of any Plan, unless the purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.

       By directly or indirectly purchasing or holding preferred securities or any interest in them you will be deemed to have represented that either:

o you are not a Plan and are not purchasing the securities on behalf of or with "plan assets" of any Plan; or

o your purchase and holding of preferred securities is permissible under all applicable similar laws and either (i) will not result in a prohibited transaction under ERISA or the Code, or (ii) if it could result in such a prohibited transaction, it satisfies the requirements of, and is entitled to full exemptive relief under, PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.

       If a purchaser or holder of the preferred securities that is a Plan elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, we and the applicable issuer may require a satisfactory opinion of counsel or other evidence of the availability of that exemption.

       Due to the complexity of the above rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the applicable issuer were deemed to be "plan assets" and regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or any other applicable exemption. In addition, fiduciaries of Plans not subject to Title I of ERISA or Section 4975 of the Code, in consultation with their advisors, should consider the impact of their respective applicable similar laws on their investment in preferred securities, and the considerations discussed above, to the extent applicable.

                              PLAN OF DISTRIBUTION

       Any of the issuers may sell the preferred securities being offered by use of this prospectus and an applicable prospectus supplement:

o      through underwriters;

o      through dealers;

o      through agents; or

o      directly to purchasers.

       We will set forth the terms of the offering of any securities being offered in the applicable prospectus supplement.

       If any of the issuers utilizes underwriters in an offering of preferred securities using this prospectus, we and the applicable issuer will execute an underwriting agreement with those underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to various conditions precedent and that the underwriters will be obligated to purchase all the offered securities if any are purchased. Underwriters may sell those securities to or through dealers. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers from time to time. If any of the issuers utilizes underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

       If any of the issuers utilizes a dealer in an offering of securities using this prospectus, the relevant issuer will sell the offered securities to the dealer, as principal. The dealer may then resell those securities to the public at a fixed price or at varying prices to be determined by the dealer at the time of resale.

       Any of the issuers may also use this prospectus to offer and sell securities through agents designated by us from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of appointment.

       Any of the issuers may offer to sell securities either at a fixed price or at prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

       Underwriters, dealers or agents participating in a distribution of preferred securities by use of this prospectus and an applicable prospectus supplement may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from an issuer or from purchasers of offered securities for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

       Under agreements that we and the applicable issuer may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus and an applicable prospectus supplement may be entitled to indemnification by us and the applicable issuer against some types of liabilities, including liabilities under the Securities Act of 1933, or to reimbursement for some types of expenses.

       Underwriters, dealers, agents or their affiliates may engage in transactions with, or perform services for, us or any of the issuers or our or their affiliates in the ordinary course of business.

       Under Rule 2720 of the Conduct Rules of the NASD, when an NASD member, such as J.P. Morgan Securities, participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with the applicable provisions of Rule 2720. J.P. Morgan Securities is considered to be an "affiliate" (as that term is defined in Rule 2720) of ours by virtue of the fact that we own all of the outstanding equity securities of J.P. Morgan Securities. Any offer and sale of offered securities will comply with the requirements of Rule 2720 regarding the underwriting of securities of affiliates and with any restrictions that may be imposed on J.P. Morgan Securities or our other affiliates by the Federal Reserve Board.

       Any of the issuers may also use this prospectus to solicit offers to purchase securities directly. Except as set forth in the applicable prospectus supplement, none of any issuer's administrative trustees nor any of our directors, officers, or employees nor those of our bank subsidiaries will solicit or receive a commission in connection with these direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

                                LEGAL OPINIONS

       Simpson Thacher & Bartlett, New York, New York, will provide an opinion for us regarding the validity of the offered securities, and Cravath, Swaine & Moore, New York, New York, will provide such an opinion for the underwriters. Richards, Layton & Finger, P.A., special Delaware counsel to the issuers and us, will provide an opinion regarding matters relating to Delaware law. Cravath, Swaine & Moore acts as legal counsel to us and our subsidiaries in a substantial number of matters on a regular basis. Simpson Thacher & Bartlett and Cravath, Swaine & Moore will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                                    EXPERTS

       The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.


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